                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                    FORM S-4
                                AMENDMENT NO. 1
                                   ----------

                        SENIOR CARE INDUSTRIES, INC.
                        ----------------------------
      (Exact name of small business issuer as specified in its charter)

                                     Nevada
                                    --------
        (State or other jurisdiction of incorporation or organization)

                                      6500
                                      ----
                  (Primary Standard Industrial Code Number)

                                   68-0221599
                                    ----------
                   (I.R.S. Employer Identification Number)

                             410 Broadway, 2nd Floor
                         Laguna Beach, California 92651
                                 (949) 376-3125
                        ---------------------------------
        (Address including Zip code and telephone number, including area code, of Registrant's principal executive offices)

                         Resident Agents of Nevada, Inc.
                          711 S. Carson Street, Suite 4
                              Carson City, NV 89701
                        --------------------------------
            (Name, Address, including Zip code and Telephone Number,
                          including area code of of Agent for Service)

            Approximate date of commencement of proposed sale of the
                    securities to the public: October 31, 2001

If the securities being registered on this Form are being offered in conjunction with the formation of a holding company and there is compliance with General Instruction G, check the filing box [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


                                CALCULATION OF REGISTRATION FEE

Title of each                    Maximum          Proposed          Proposed
class of securities              Amount to        maximum           maximum            Amount of
to be registered                 be registered    offering price    aggregate          registration
                                 per unit                        offering price          fee
------------------------------------------------------------------------------------------------
Common Stock, $.001 Par Value     7,000,000       $.30             $2,000,000    Paid May 22, 2001*
------------------------------------------------------------------------------------------------
Common Stock, $.001 Par Value     7,000,000       $1.00            $7,000,000    Paid May 22, 2001*
------------------------------------------------------------------------------------------------
Total


* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities to be received by Senior Care Industries, Inc. pursuant to Regulation 230.457(f)(1) with the value based upon the price of the securities subject to the tender as of May 10, 2001 as set forth in Rule Regulation 230.457c. This calculation is based as follows:

Number of potential shares to be tendered: 20,000,000
Price of those shares on May 10, 2001:    $.10

Additionally, for each three shares tendered, the shareholder tendering those shares will receive 1 warrant in Senior Care Industries, Inc. The warrant calculation is based upon Regulation 230.457(g)(2) where the calculation is based upon the warrant price which is $1 per warrant. This calculation is based as follows:

Estimated number of warrants: 7,000,000
Warrant price:                    $1.00

The fee totaling $2,250 was paid with the filing of Form TO-T on May 22, 2001.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

                               P R O S P E C T U S

                          SENIOR CARE INDUSTRIES, INC.

                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                                 (949) 376-1325

                                  THE OFFERING

         Senior Care offers to exchange 3 shares of common stock, no par value, in Tri-National Development, Inc. [Tri-National] for 1 share of common stock, $.001 par value, in Senior Care Industries, Inc. [Senior Care]. We believe that this will result in the issuance of approximately 7,000,000 common shares of Senior Care.

         Additionally, for every common share received in Senior Care, the person receiving that share will also receive 1 warrant which, upon payment of a $1 option fee, is convertible into 1 common share of Senior Care stock. We expect approximately 7,000,000 warrants to be issued and if all of those warrants were exercised, this would result in the issuance of an additional 7,000,000 common shares of Senior Care stock. Senior Care will receive the proceeds from the conversion of the warrants into common shares of Senior Care at the rate of $1 for each warrant exercised.

         Offer and withdrawal rights will expire on October 31, 2001.

         Persons tendering their shares may withdraw them at any time up to the expiration date of October 31, 2001.

         Our obligation to exchange your shares for Senior Care shares is conditional upon Tri-National shareholders tendering a sufficient number of shares of Tri-National common stock resulting in at least 51% of the outstanding shares of Tri-National common stock being tendered by October 31, 2001.

         This offer has not been recommended by the Board of Directors of Tri-National Development Corporation and are believed to be hostile to this offer.

                                 TRADING SYMBOL
          Senior Care SENC (Over-the-counter Electronic Bulletin Board)
                 Recent closing market price of SENC: $1.25
         Tri-National TNAV (Over-the-counter Electronic Bulletin Board)
                 Recent closing market price of TNAV: $0.04

                 THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
                PLEASE REFER TO RISK FACTORS BEGINNING ON PAGE 3

The Securities and Exchange Commission (SEC) and state securities regulators have not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or on such date as the Commission acting pursuant to said section 8(a), may determine.

                    WE MAY NOT SELL THESE SECURITIES UNTIL THE
    REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
     IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE
                    WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                       (i)

                                TABLE OF CONTENTS

Summary ...............................................................   1

Risk Factors ..........................................................   3

Frequently Asked Questions ............................................  11

Terms of the Transaction ..............................................  14

Pro Forma Financial Statements ........................................  18

Material Contracts with Tri-National Development ......................  22

Interests of Experts and Counsel ......................................  27

Disclosure of Commission Position on Indemnification for Securities
Act Liabilities .......................................................  27

Description of Business of Senior Care Industries, Inc. ...............  28

Description of Property of Senior Care Industries, Inc. ...............  32

Legal Proceedings of Senior Care Industries, Inc. .....................  33

Market Price of Senior Care Stock & Other Shareholder Matters .........  34

Related Party Transactions & Relationships ............................  40

Financial Statements of Senior Care Industries, Inc. ..................  43 Exhibit 13.1

Supplementary Financial Information on Senior Care Industries, Inc. ...  43 Exhibit 13.2

Management's Discussion & Analysis of Financial Condition &
Results of Operations of Senior Care Industries, Inc. .................  43

Disagreements with Accountants on Accounting and Financial Disclosure for Senior Care Industries, Inc. ......................................  47

Quantitative & Qualitative Disclosures about Market Risk ..............  47

Description of Business of Tri-National Development ...................  47

Market Price and Dividends of Tri-National Development ................  49

Financial Statements of Tri-National Development ......................  49 Exhibit 13.3

Supplementary Financial Information on Tri-National Development .......  49

Management's Discussion & Analysis of Financial Condition &
Results of Operations of Tri-National Development .....................  50

Disagreements with Accountants on Accounting and Financial Disclosure for Tri-National Development ..........................................  52

Description of Material Interests between Senior Care and Tri-National
Development ...........................................................  52

Directors & Officers of Senior Care ...................................  52

Executive Compensation of Directors and Officers ......................  55

Expenses of Issuance & Distribution of Prospectus & Tender Offer ......  56

Exhibits & Financial Statement Schedules ..............................  57

                                      (ii)

We will accept manually signed facsimile copies of the letter of transmittal. The letter of transmittal, stock certificates representing shares in Tri-National Development Corporation and any other required documents should be sent or delivered by each holder of Tri-National Development Corporation common stock or that holder's broker, dealer, commercial bank, trust company or other nominee to the depository agent before the expiration date of the attached tender offer which is August 31, 2001.

                     The depository for this tender offer is:

                              First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346
                              Facsimile: (602) 788-0423

You may direct any questions and requests for assistance to the information agent, the depository or Senior Care Industries, Inc. by telephoning the numbers listed below. You can obtain additional copies of this document and copies of the Tender Offer and the letter of transmittal and other tender materials from the information agent, the depository or from Senior Care Industries, Inc. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning this tender offer.

                  The information agent for this tender offer is:

                               Investor Relations Network
                              3755 Coleville Circle
                               Corona, CA 92881
                               Telephone: (909) 279-8884
                               E-mail: tom@irnonline.com

                  The depository for this tender offer is:

                              First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346
                              Facsimile: (602) 788-0423

                  To contact Senior Care Industries, Inc. you may call or write:

                              Senior Care Industries, Inc.
                              Tri-National Tender Offering
                              410 Broadway, 2nd Floor
                              Laguna Beach, CA 92651
                              Telephone: (949) 376-3125
                              Facsimile: (949) 376-9117
                              E-mail: john@seniorcareind.com

                                      (iii)

                                 SUMMARY

The terms of the offer
----------------------

Senior Care Industries, Inc. [Senior Care] is offering to buy up to 51% of the outstanding Common stock in Tri-National Development Corporation [Tri-National]. The stock of both companies is traded on the Over the Counter Bulletin Board [OTC:BB]. Senior Care is OTC:BB:SENC and Tri-National is OTC:BB:TNAV.

Senior Care is offering to buy up to 51% of the outstanding Common shares of Tri-National Development Corporation, approximately 20,000,000 Common shares of Tri-National. Senior Care will give 1 Common share of Senior Care Common stock for every 3 shares of Tri-National that are tendered, plus 1 warrant which can be exercised to purchase an additional 1 share of Senior Care Common stock by paying $1 to exercise the warrant option at any time for a period of 1 year.

You may tender your Tri-National Common shares at any time after the date this Tender Offer is made until October 31, 2001. It is not anticipated at this time that you will be able to tender your Tri-National Common shares after October 31, 2001. However, If a total of 51% of the Common shares of Tri-National have not been tendered to Senior Care by October 31, 2001, then Senior Care may extend the offer for a longer period of time.

At any time during the period when the Tender Offer remains open, that is, until October 31, 2001, you may withdraw and not tender your shares.

Senior Care is not obligated to accept any of the shares that are tendered unless Senior Care receives at least 51% of the outstanding shares of Tri-National. However, Senior Care may accept less than 51% if it so determines.

If you hold Tri-National Common shares, you must sign and complete the letter of transmittal designating the number of shares of Tri-National you wish to tender in this Tender Offer and send the letter of transmittal, together with your Tri-National Common stock certificates and any other required documents by one of the mailing methods designated in the letter of transmittal, so that it is received by the transfer agent at the address provided on the letter of transmittal before the expiration date of August 31, 2001.

If your Tri-National Common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker directly if you have not already received instructions. Some financial institutions may effect tenders by transferring shares electronically through the Depository Trust Company.

The intended benefits and the potential detriments to shareholders
------------------------------------------------------------------

The direct benefit of accepting the tender is that you will be exchanging your stock in Tri-National which presently has no cash for operations and no ability to borrow cash to complete its development projects for stock and warrants in Senior Care which is a company that is operating, has income and cash reserves.

However, because Senior Care is a fairly new company, albiet with experienced management, there is no guarantee that Senior Care will continue to have required cash or the ability to continue to complete its projects. Even though Senior Care's stock presently has been selling at multiples which would appear to give anyone considering this tender an immediate profit upon their shares in Senior Care being issued, that profit could evaporate if Senior Care stock falls. Because the over-the-counter market is not a regulated market, and is extremely volative, current trading prices may not be sustained. Furthermore, if you attempted to sell a large block of stock all at one time, you may not be able to do so or the price of the stock may not be sustained.

Also, the warrant that we are offering may not have any value whatsoever unless our stock price remains above a $1 bid price per share and it makes economic sense to the warrant holder to exercise that warrant. Finally, if you should exercise the warrant expecting that you will be able to immediately sell the stock at a profit after you receive it, that may not be possible because of the volatility of the over-the-counter market as discussed above and you could loose all or part of your investment in the warrant.

Market price information
------------------------

Senior Care common stock trades on the Over the Counter Bulletin Board [OTC:BB] under the symbol SENC. Over the last several weeks, this stock has traded at an average bid price of between $1.20 to $4.50 per share and an ask price of between $2.00 and $4.75. What appears below is a breakdown of the average high and low bid price over the last two years for Senior Care Common stock adjusted for stock splits:

Period                 High       Low
----------------------------------------
2nd quarter 1999       $ 30.00   $ 30.00
3rd quarter 1999         80.00     30.00
4th quarter 1999        230.00     50.00

1st quarter 2000        160.00     75.00
2nd quarter 2000        160.00    120.00
3rd quarter 2000         84.00     25.00
4th quarter 2000         38.00       .62

1st quarter 2001          3.50       .62
2nd quarter 2001          4.65      2.70

Comparison of security holder rights
------------------------------------

Each share of Senior Care Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of Common Stock (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Based upon information which we have obtained from filings of Tri-National, we do not believe that there is any significant difference between the rights given to common shareholders of Tri-National as compared to the rights given to common shareholders by Senior Care.

Accounting treatment
--------------------

The holding period for your stock will generally be from the time you first purchased Tri-National common stock and your basis in the shares of Senior Care that you receive will be what you paid for that stock at the time you purchased it. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you and as to whether the holding period and cost is different in your case from the statements set forth above.

Federal income tax consequences
-------------------------------

Senior Care expects that the exchange of Tri-National common stock for common stock of Senior Care to the Tri-National shareholders who participate in this Tender Offer will be tax free to those persons. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you.

                              RISK FACTORS

         The common shares being offered by Senior Care in exchange for Tri-National shares as well as the warrants which you will receive if you exercise this tender are highly speculative in nature, involve a high degree of risk and the tender should be exercised only by persons who can afford to lose their entire investment in the common shares. Before making any investment decision, you should carefully consider the following factors relating to Senior Care's business and prospects.

Senior Care has a history of operating losses
---------------------------------------------

Senior Care has historically operated at a loss and incurred a loss on its operations. For example, the accumulated deficit for the period ended December 31, 2000 was $(2,144,634). The net loss on operations for the fiscal year ended December 31, 2000 was $(71,364). This resulted in a net loss attributable to common shareholders of $(.005) per share, basic and diluted.

For the six period ended June 30, 2001, Senior Care reported for the first time since it commenced operations in 1999 that it had a profit on operations of $35,278 which translated to a net profit attributable to common shareholders of $.002 pre share, basic and diluted. For the same six month period ended June 30, 2000, the company reported a loss of $(60,650) on operations which translated into a net loss attributable to common shareholders of $(.01) per share basic and diluted. Since these reports do not reflect a full year of business operations, they are not necessarily indicate of whether Senior Care will report profits or losses for the year to come.

There is no assurance that Senior Care will continue to report profits in the future just because it did so for the six month period ended June 30, 2001. In fact, the company could suffer operating losses for the next full reporting year and could have losses for some time to come.

Senior Care has only been in business for a short time
------------------------------------------------------

Senior Care was a development stage company until the third quarter of 1999 when it actually commenced operations after the purchase of a group of assets from East West Community Developer, some of which were in the construction stage of development. At that time, the Company had little income other than from rents which it realized from its office building in Laguna Beach, California, from a strip mall in Nevada and from a partially completed complex in Nevada. At that time, income from the sale of condominium which were under construction at the beginning of the year 2000 was at least ten months away. The Noble Furniture acquisition which became effective in January, 2000, assured that the Company would have an income stream regardless of whether it had real estate sales from condominiums or other development projects. Today, Senior Care enjoys income from rents and from condominium sales from its Evergreen Manor II project as well as from furniture manufacturing. Senior Care started actually selling condominiums during the second quarter of 2001 at its Evergreen Manor II project in Los Angeles, California. Once that income stream is completed, it is unlikely that there will be any further income from real estate development sales for at least another year. The reason for this is because Senior Care has just commenced construction on its Flamingo 55 project which is next to come on line for sales in early 2002.

Senior Care can only continue as a going concern as long as it has revenues
---------------------------------------------------------------------------

Senior Care must continue to build new homes, townhouses and condominiums in order to continue its cash flow from operations. This is because the income from rents is limited and the income from furniture manufacturing has been flat over the last two years. Presently, we are receiving income from the sale of condominiums at Evergreen Manor II but those are selling out fast and after those sales are concluded, there will be no further projects coming on board for sale for at least the next several months. To actually build projects, Senior Care must obtain construction financing. There is no assurance that construction financing will always be available or that Senior Care will be able to obtain it on favorable terms which the management of Senior Care is willing to accept. Presently, Senior Care does have a cash reserve of approximately $750,000 but those funds could be dissipated rather quickly if there is no other construction financing and if there are no other sales after the Evergreen Manor II complex has been sold out.

Senior Care has not yet obtained construction financing for land it already owns that has its entitlements and is ready for construction to begin
-----------------------------------------------------------------------------

Senior Care presently has three projects that have not yet commenced construction and as of the date of this prospectus no construction financing has been arranged. Though Senior Care is presently seeking construction loans on all of these projects, there is no assurance that management will be able to obtain them and it may be a requirement that management give their personal guarantees for the construction loans. Management may not be willing to give personal guarantees and that could affect the ability of Senior Care to get these loans.

Management is presently seeking a construction loan of $6,000,000 to build 54 town homes at Flamingo 55 and a construction loan for $8,000,000 to commence the first phase of construction at San Jacinto to build 43 homes.

Senior Care has a continual need for additional capital
-------------------------------------------------------

Senior Care's cash requirements continue to be significant. In order for us to satisfy our capital needs for the next 12 months, we intend to raise additional capital in two ways.

The first is by the issuance of the warrants issued in conjunction with an unrelated tender offer to shareholders of Tri-National Development Corporation [Tri-National] under the terms of which warrants are being issued which could potentially raise $7,000,000 for Senior Care. The warrants convert into common stock upon the payment of $1 to Senior Care. This may not occur if the warrant holders decide that they do not wish to pay the $1 price or the price of Senior Care stock falls below $1 making the warrant conversion uneconomical to the warrant holder.

Senior Care has made an offering to certain sophisticated investors hoping to raise up to $15,000,000. This offering will also result in a dilution of our common stock. The number of shares which would be issued for this new offering has not yet been determined and will depend to a great extent upon the price of Senior Care stock in the market at the time the shares are issued.

If no funds are realized from either of these offerings, Senior Care would be required to rely upon obtaining construction loans and its lines of credit that it already has in order to meet on-going general expenses. We believe that we have sufficient funds from present credit lines to pay normal operating expenses if necessary for the next year. Beyond that, there is no assurance that we would have sufficient funds without financing from outside sources.

There can be no assurance that additional capital can be obtained on terms acceptable to us, or at all. Failure by us to realize significant revenues and achieve profitability from our real estate development and sales operations or obtain additional capital, would have a material adverse effect on us.

Senior Care's mortgage debt is a substantial percentage of its current balance
------------------------------------------------------------------------------
sheet
-----

Senior Care's mortgage debt is substantial. You need to consider this fact when determining whether to tender your shares. The following chart shows the percentage of mortgage debt contrasted with total assets at various times over the last two years.

Date             Total Assets    Property Value    % of Current   Mortgage Debt
                                                   Balance Sheet
-------------------------------------------------------------------------------

Dec. 31, 1999    $22,053,551     $17,149,217       48.7%          $10,751,073

June 30, 2000    $23,865,279     $17,040,559       46.2%          $11,020,880

Dec. 31, 2000    $28,610,854     $19,736,172       45.5%          $13,024,623

June 30, 2001    $96,134,351     $13,605,337       22.9%          $22,053,854

It should further be noted that there are a series of balloon payments which become due in the future beginning in 2002 and continuing on through 2008. These payments are substantial amounts and if construction is not completed on the projects with loans having balloon payments, then Senior Care could find itself without the ability to either refinance these properties or pay off the balances due by the time those balloon payments become due. You should look carefully at the discussion in the attached financial statements concerning the real estate loans which Senior Care has, the amount of those loans and the amounts due because of balloon payments over the next several years.

Senior Care's real estate developments may not be successful due to factors which may be beyond management's control
------------------------------------------------------------

As part of its business strategy during the next few years, Senior Care plans to develop a number of assisted living, resort, commercial and residential properties. Senior Care's ability to achieve its development potential will depend upon a variety of factors, many of which are beyond Managements' control. The successful development of additional properties involves a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. Development schedules may be changed by the Company in order to accommodate requirements of staffing of new projects and to allow a phase-in of start-up losses inherent in the marketing and lease-up of new facilities. Certain construction risks are beyond the Company's control, including strikes, adverse weather, natural disasters, supply of materials and labor, and other unknown contingencies which could cause the cost of construction to exceed estimates. If construction is not commenced or completed, or if there are unpaid subcontractors or suppliers, or if required occupancy permits are not issued in a timely manner, cash flow could be significantly reduced. In addition, any property in construction carries with it its own risks such as construction defects, cost overruns, adverse weather conditions, the discovery of geological or environmental hazards on the property and changes in zoning restrictions or the method of applying such zoning restrictions. The nature of licenses and approvals necessary for development and construction, and the timing and likelihood for obtaining them vary widely from country to country, state to state, and from community to community within a state.

As a result of all of these factors, Senior Care may not realize the profit potential which it originally anticipated. Furthermore, Senior Care has purchased property from Tri-National which is also subject to the same risks associated with it that are described above.

Governmental regulations and environmental regulation could effect Senior Care's ability to start of finish its construction projects
-------------------------------------------------------------------------

Senior Care and its subcontractors must comply with various federal, state and local ordinances, rules and regulations concerning zoning, building design, construction and similar matters. The operations of the Company are affected by various federal, state and local environmental laws, ordinances and regulations, including regulations pertaining to availability of water, municipal sewage treatment capacity, land use, protection of endangered species, population density and preservation of the natural terrain and coastlines. These and other requirements could become more restrictive in the future, resulting in additional time and expense to obtain approvals for development. When acquiring land for development or existing facilities, the Company typically obtains environmental reports on the properties as part of its due diligence in order to lessen its risk of exposure.

Senior Care is developing properties through its subsidiary, Senior Care International in Mexico and that country may have restrictions and environmental regulations that would be different from those we know in the United States
-----------------------------------------------------------------------

Senior Care has recently acquired property in Baja California. We expect that there will be considerable governmental regulation and there may be environmental impact regulations which are considerably different from those with which we are familiar in the United States. To comply with these requirements may add costs to our developments since we will be required to retain Mexican personnel who are familiar with these regulations. Our present management staff has no expertise in Mexican governmental regulation. This fact could severely impact Senior Care's ability to complete the projects in Baja California and could substantially add to the cost of developing those projects.

Mexico has its own currency which may result in an unfavorable currency exchange when Senior Care exchanges dollars for pesos or pesos for dollars
--------------------------------------------------------------------------

Our foreign operations are also subject to exchange rate fluctuations, which could affect the Senior Care's financial statements and the reported profits from our subsidiary, Senior Care International.

There is no assurance that Senior Care will be able to identify new projects or find new land to develop at a price that is reasonable
 ------------------------------------------------------------------

From time to time, if our resources allow, we intend to explore the acquisition of additional properties which fit into Senior Care's goal of becoming a major developer of senior homes, condominiums and townhouses in our market area which is in the Southwestern United States and in Baja California. There can be no assurance that we will be able to identify any such properties and, even if suitable properties are identified, there can be no assurance that we will have sufficient funds to acquire those properties or that the development of those properties will become viable.

In short, we may not be able to find suitable sites for development at affordable prices, we may not be able to obtain the required permits and authorizations required to build on the sites that we do identify and we must seek to avoid potential construction risks that are always present on any project.

Senior Care has substantial competition from other builders who also build housing for seniors
--------------------------------------------------------------------

The principal competitors of Senior Care are such operations as the Del Webb Company and others who also build housing for seniors. Some of those companies are substantially better capitalized and have far greater experience in building for the senior market. Since Senior Care is a fairly new company and has only completed one senior project, it has a disadvantage when compared to other competitors in the field. Senior Care management does have considerable experience building homes and condominiums but has never built strictly for the senior population before the completion of the Evergreen Manor II project in Los Angeles. Senior Care does have one advantage in that its emphasis will be to fill the nitch of the senior who wishes to spend from $125,000.00 to $250,000.00 for a home and who wishes to save on monthly maintenance fees. Senior Care does not intend to build for the high end customer and for that reason, competition, at least at the present time, is limited in Senior Care's nitch market. However, that does not mean that others may not enter the market within the near future since senior housing is fast becoming a market more and more builders are entering.

There is no regulated market for Senior Care common stock
---------------------------------------------------------

Senior Care is listed only on the over-the-counter bulletin board and as such, the trading in its stock tends to be more volatile then in other better regulated markets. Also, unless someone wants to buy Senior Care stock, you may not at any given time be able to sell your common stock. This is because the over-the-counter market does not have a specialist who maintains an inventory in the stock of a given company. There must be a willing buyer and a willing seller at any given time in order to make a trade in Senior Care securities.

Over-the-counter securities may not be liquid or easily sold
------------------------------------------------------------

Sales of a substantial number of shares of common stock in Senior Care at one time may not be possible due to the fact that its stock is only traded on the over-the-counter bulletin board and as explained above, there may not be a buyer for your stock at the time you need to sell it. Also, if you try to sell a substantial number of shares at one time, it could result in a quick reduction in the bid price of the stock reducing the amount of money that you will be able to get for it when you decide to sell it. As a result, you may need to hold onto your shares longer than you had planned before they can be liquidated and then, you may not get what you hoped to get for them.

Being on the over-the-counter bulletin board also reduces Senior Care's ability to raise capital in the public market
-----------------------------------------------------------------------

Because Senior Care's stock is listed only on the over-the-counter bulletin board, we may have difficulty in raising capital by selling our stock or by selling debentures which are convertible into stock. We are presently attempting to raise $15,000,000 in capital by selling stock to sophisticated investors in Europe. If that offering is successful, we plan to register those shares with the SEC. However, because Senior Care is traded only on the over-the-counter bulletin board, investors may not want to buy Senior Care securities when other companies who are also trying to raise money are listed on the NASDAQ or American stock exchanges where their stock has greater liquidity, less volatility and a regulated market environment.

Senior Care's management and consultants control the corporation
----------------------------------------------------------------

Senior Care's directors and executive officers and their affiliates beneficially own approximately 72.2% of our outstanding shares of common stock.

As a result, these stockholders, acting together, would be able to significantly influence many matters requiring approval by the stockholders of Senior Care, including the election of Directors.

A total of 60% of these shares become available for sale in accordance with Rule 144 in approximately one year. Rule 144 provides, in essence, that a shareholder who is an affiliate of a company, after holding restricted securities for a period of one year, may every three months, sell them in an unsolicited brokerage transaction in an amount equal to 1% of the Company's outstanding common shares, or the average weekly trading volume, if any, during the four weeks preceding the sale. Non-affiliated shareholders holding restricted securities are not subject to the 1% limitation and may sell unlimited amounts of shares they own, under certain circumstances, after a one year holding period. If a substantial part of the shares, which can be sold were so sold, the price of the company's common shares might be adversely affected.

Presently, the following persons who are or were in Senior Care management who own or control more than 1% of the company or have acted as consultants to Senior Care or obtained common stock in exchange for assets and own more than 5% of the company are listed below:

Controlling person                                   Shares owned            Percentage
---------------------------------------------------------------------------------------

The Aliso Circle Irrevocable Inter Vivos Trust,
Mervyn A. Phelan, Jr., Trustee who is the son
of Mervyn A. Phelan, Sr., the Chief Executive
Officer of Senior Care                               8,000,000               54.4%

John Cruickshank, Senior Vice President,
Secretary, Director                                    394,384                2.6%

Bob Coberly, Chief Financial Officer & Director        400,000                2.7%

Bob Eschwege, Furniture Plant Manager                  300,000                2.1%

Scott Brake, Director                                  200,000                1.4%

Craig Brown, Consultant                              1,041,183                7.3%

Michael Austin, former consultant                    1,004,516                7.0%

Brian Eisberg, former consultant                     1,004,516                7.0%

Perdico Properties Trust                             1,300,000                9.2%
(sold land to Senior Care)

Senior Care depends upon its key personnel
------------------------------------------

Our success will depend to a large extent on the executive personnel of Senior Care. Should Senior Care loose all or a majority of its executives, its business could be substantially impacted in an adverse way if personnel of similar caliber and experience could not be hired.

The persons who are key to our continued property development are Mervyn A. Phelan, Sr., Chief Executive Officer, Bob Coberly, Chief Financial Officer and the person responsible for seeking new development projects and finding financing for those projects and Stephen Reeder, an outside consultant to Senior Care who also acts to seek new projects, negotiates the purchase of properties for Senior Care and seeks financing for those projects, negotiating the terms of that financing. The only person among these who has a written employment contract with Senior Care at this time is Mervyn A. Phelan, Sr. Senior Care is presently negotiating a written agreement with other officers and outside consultants such as Stephen Reeder. The lack of written agreements at this time could negatively impact the company's ability to hold these important employees. None of these persons are scheduled to retire. However, the age of Mervyn Phelan makes it possible that he could retire as soon as 2004. He has given no indication at this juncture that he intends to retire during that year. All of the key personnel of the company get along well and work well together. There is no tension or problem which can be identified at this time which would be material to whether key personnel work well together.

Senior Care has never issued cash dividends
-------------------------------------------

Senior Care has never paid any cash dividends on its common stock and it is unlikely that Senior Care will pay any dividends on our Common Stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

There are restricted shares of Senior Care common stock which could be sold into the market in the future
----------------------------------------------------------------------

If you look at the table above where we discuss stock presently held by management, consultants and persons who have been issued stock in exchange for land that exceeds 5% of the stock outstanding of Senior Care, there are presently approximately 13,644,599 shares of common stock that fall into the category of stock that is restricted but could be sold into the market in the future. The following table shows what shares could be sold into the market immediately and those that could be sold into the market over the next two years.

Some of these shares have already been registered and could be sold immediately but the sales would have to be reported by filing a Form 4 with the SEC.

Other shares issued and outstanding are "restricted securities" as that term is defined by Rule 144 of the Securities Act and will become eligible for resale in approximately one year.

Rule 144 provides that, in general, a person holding restricted securities for a minimum period of one (1) year may, every three (3) months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of our then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four (4) calendar weeks immediately prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of us and was not an affiliate at any time during the ninety (90) day period immediately prior to such sale, and who has satisfied a two (2) year holding period. Sales of our Common Stock by shareholders under Rule 144 may have a depressive effect on the market price of our Common Stock.

Date available       Number of shares               Total number of
for sale             Available for sale             Shares available
--------------------------------------------------------------------

June 30, 2001        4,344,599                      4,344,599

March 15, 2002       8,000,000                     12,344,599

April 20, 2002       1,300,000                     13,644,599

Senior Care's obligation to update information
----------------------------------------------

Under the law, should there be any substantial change in the affairs of Senior Care during the period of time when this offer is pending, Senior Care is obligated under the law to inform you of those facts and to keep you informed of any material change in Senior Care's business affairs and finances.

Senior Care's tender to Tri-National shareholders which is now hostile
----------------------------------------------------------------------

In May of this year, Senior Care made a tender to shareholders of Tri-National Development [OTC:BB:TNAV], a public company headquartered in San Diego, California. This tender followed the purchase by a wholly owned subsidiary of Senior Care, Senior Care International, S.A. de C.V. where that subsidiary entered into contracts for deeds to four properties in Baja California owned by Mexican subsidiaries of Tri-National.

The properties in Baja California were purchased with Senior Care preferred stock. On May 25, 2001, Tri-National reported to the SEC on a form 8-K that it's subsidiaries had sold these properties to Senior Care International S.A. de C.V., a wholly owned subsidiary of Senior Care Industries, Inc. It also reported that those sales closed on April 30, 2001. Then on May 27, 2001, Tri-National filed another Report on form 8-K with the SEC stating that Senior Care had made a tender to Tri-National shareholders. Then, on July 12, 2001, Tri-National filed a new report with the SEC on Form 8-K. In that report, Tri- National reported that the Board of Directors of Tri-National had voted to cancel all transactions with Senior Care effective July 2, 2001.

Senior Care took this to mean that the board of Tri-National also canceled its support for Senior Care's tender, thus making the tender a hostile one. Senior Care has determined to continue the tender as a hostile tender.

The last day for shareholders of Tri- National to tender their shares is October 31, 2001. That date may be extended since the SEC has not had an opportunity to review the prospectus that Senior Care filed in that tender.

Senior Care's position on the purchase of the Tri-National assets
-----------------------------------------------------------------

Senior Care's position is that the action by Tri-National's board attempting to cancel the transaction as of July 2, 2001 had no effect on the property sales that Senior Care had made for the properties in Baja California for the following reasons:

1. The properties were owned by Tri-National's Mexican subsidiaries. The respective boards of directors of those Mexican corporations had full authority to act independently of the board of Tri-National Development with the right to sell the properties of those Mexican subsidiaries and did so.

2. The action by the Tri-National Board came after Tri-National Development reported on Form 8-K that the sales had closed on May 25, 2001. The action of the Board reported on July 12, 2001 attempted to cancel the sales effective July 2, 2001 but those sales had already closed on April 30, 2001.

3. The property sales had been approved by the respective boards of the Mexican subsidiaries before the property sales closed. Additionally, Senior Care obtained legal opinions with regard to each property transaction from Mexican counsel, copies of which were filed as exhibits attached to Senior Care's 8-K Report filed on July 5, 2001.

However, as a part of each separate transaction, Senior Care contracted to purchase the stock which Tri-National owned in each of its Mexican subsidiary corporations. The agreement to purchase the stock of the Mexican subsidiaries would necessarily have to be approved by the board of Tri-National Development. Senior Care management believed that board approval had been obtained. It now appears from the statements made in the Report filed on July 12, 2001, that the Tri-National board changed its mind after it had previously approved the transaction.

There was a separate contract between Tri-National Development and Senior Care to sell the stock in Tri-National Holdings S.A. de C.V. since that stock had been pledged to Capital Trust [NYSE:CT] by Tri-National. When Michael Sunstein executed that contract on behalf of Tri-National, he warranted that all conditions to closing had been met other than the approval of Capital Trust which the seller warranted they would obtain for Senior Care. That has not occurred.

Senior Care has booked the assets on its balance sheet together with the corresponding liabilities. Whether Senior Care will be able to complete all of the stock purchases contemplated by the transaction may not be settled until after Senior Care's tender for control of Tri- National has been completed. The reason for this is that at this time, the Tri-National board is not friendly toward Senior Care's position and a dispute has arisen. The purchase of the stock in Tri-National Holdings S.A. de C.V. will, most likely, depend upon whether Senior Care can reach an accommodation with Capital Trust regardless of Tri-National management's support.

Tri-National may commence litigation against Senior Care to cancel the property transactions. If this were to occur, it would significantly impact Senior Care's balance sheet. Senior Care later in this prospectus has a complete discussion of what the results would be in the event of such an occurrence.

Reliance of Senior Care upon sales from its furniture division
--------------------------------------------------------------

Noble Furniture was purchased by Senior Care as of January 1, 2000. Since that time, the furniture operations have continued to have gross sales of approximately $5,000,000 per year. All costs to operate the furniture company come from furniture sales or from a credit line which Noble has with outside financing sources. It has never depended upon Senior Care for any costs of operations. Likewise, Senior Care does not depend upon Noble furniture for any monies for its operations. Because over the last two years, sales at Noble have generally been flat and there has been no appreciable profit from that division, Senior Care could not expect to rely upon Noble for any of its operating expenses. Furthermore, it should be noted that unless Noble continues the level of sales which it currently has, it would not be able to support itself and could need additional financing to meet its costs. Presently, other than the current financing sources, Noble furniture has no other source of money.

                     FREQUENTLY ASKED QUESTIONS

What will I get for my Tri-National shares?
-------------------------------------------

Senior Care will issue 1 share of common stock for 3 shares of Tri-National common stock plus, you will get 1 warrant for every 3 shares of Tri-National common stock that you tender. The warrant is convertible into 1 common share of Senior Care upon the payment of $1 to Senior Care to convert that warrant into common stock.

So, you get two things for every 3 shares of Tri-National common that you tender:

1.  1 share of Senior Care common stock, $.001 par value
2. 1 warrant convertible into one additional share of common stock upon the payment of $1 to Senior Care.

How many shares of Tri-National Development will Senior Care buy?
----------------------------------------------------------------

Senior Care offers to buy up to 51% of the outstanding Common shares of Tri-National Development Corporation, approximately 20,000,000 Common shares of Tri-National.

What is Senior Care paying for the Tri-National shares?
------------------------------------------------------

Senior Care will give 1 Common share of Senior Care Common stock for every 3 shares of Tri-National that are tendered, plus 1 warrant which can be exercised to purchase an additional 1 share of Senior Care Common stock by paying $1 to exercise the warrant option at any time for a period of 1 year.

How long do you have to tender your Tri-National shares?
-------------------------------------------------------

You may tender your Tri-National Common shares at any time after the date this Tender Offer is made until October 31, 2001.

Will there be any subsequent offering to Common shareholders of Tri-National?
------------------------------------------------------------

It is not anticipated at this time that you will be able to tender your Tri-National Common shares after October 31, 2001 but Senior Care could extend the offer if it cares to do so.

Will the Tender Offer be extended?
---------------------------------

If a total of 51% of the Common shares of Tri-National are not tendered to Senior Care by October 31, 2001, then Senior Care may extend the offer for a longer period of time.

Can I change my mind after tendering my shares?
----------------------------------------------

At any time during the period when the Tender Offer remains open, that is, until October 31, 2001, you may withdraw and not tender your shares.

Are there any conditions for the completion of the Tender Offer?
---------------------------------------------------------------

Yes, Senior Care must receive tenders from at least 51% of the outstanding shares in Tri-National or Senior Care can opt not to accept any shares. There are no other conditions.

How do I tender my shares?
-------------------------

If you hold Tri-National Common shares, you must sign and complete the letter of transmittal designating the number of shares of Tri-National you wish to tender in this Tender Offer and send the letter of transmittal, together with your Tri-National Common stock certificates and any other required documents by one of the mailing methods designated in the letter of transmittal, so that it is received by the transfer agent at the address provided on the letter of transmittal before the expiration date of October 31, 2001.

How do I tender my shares if they are held by a broker?
------------------------------------------------------

If your Tri-National common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker directly if you have not already received instructions. Some financial institutions may effect tenders by transferring shares electronically through the Depository Trust Company.

Will my Senior Care shares be free-trading on the Over the Counter exchange?
---------------------------------------------------------------------------

Yes. Senior Care is registering both the common shares and warrants which it issues pursuant to this Tender Offer.

When will the registration of the shares which I will receive be completed and when can I start selling my shares in Senior Care if I want to do so?
----------------------------------------------------------------

Within a few days after the SEC deems the registration of the stock and warrants effective and the last day to tender Tri-National shares has passed, you will receive your stock and warrants in Senior Care.

What is the price comparison between my shares in Tri-National as opposed to Senior Care as of the date of this Tender Offer?
--------------------------------------------------------------

As of August 15, 2001, Tri-National common stock had been trading on the Over the Counter Bulletin Board [OTC:BB:TNAV] at approximately $.06 per share on an average bid price over the last several days. During this same period of time, Senior Care common stock had been trading on the Over the Counter Bulletin Board [OTC:BB:SENC] at from a high bid price of $1.95 to a low of $1.25.

What is the book value of Senior Care stock and what were the most recent earnings per share?
-------------------------------------------------------

The chart below shows the book value of Senior Care stock and the income or
(loss) per share, basic and diluted for the dates shown:

Period                     Book Value   Weighted      Dividends    Income (Loss)
                           Per share    Average                    Per share
                                        Common Shares
                                        Outstanding
--------------------------------------------------------------------------------

Dec. 31, 1999              $ 1.71       4,784,546       None         $(0.050)

June 30, 2000                1.02       9,591,654       None          (0.010)

Dec. 31, 2000                 .93      13,399,001       None          (0.005)

June 30, 2001                4.81      14,710,182       None           0.002

What was the book value per share and earnings per share for Tri-National stock and what were the most recent earnings per share?
-------------------------------------------------------------------------

The chart below shows the book value of Tri-National stock and the income or
(loss) per share, basic and diluted for the dates shown:

Period                     Book Value   Weighted      Dividends    Income (Loss)
                           Per share    Average                    Per share
                                        Common Shares
                                        Outstanding
--------------------------------------------------------------------------------

Jan. 31, 2001             $.245        37,685,464       None         $(0.064)

Apr. 30, 2001              .044        49,792,793       None         $(0.205)

Can I withdraw my shares from the tender after I already tendered them?
-----------------------------------------------------------------------

If you change your mind after you have already signed the Stock Purchase Agreement and have surrendered your shares, you may get them back at any time up until October 31, 2001 or, if the tender offer is extended beyond that date, then you can obtain a return of your shares at any time until that extended date.

When will my stock be issued and when will I get my warrants?
-------------------------------------------------------------

Your stock and warrants in Senior Care will be issued immediately after the tender offer closes and the SEC declares the Registration of those shares effective.

Won't there be a big dilution of common stock once these new shares come onto the market?
-----------------------------------------------------------------------------

The following dilution of Senior Care's common stock is expected as a result of this and other tenders being made by Senior Care and includes stock issued under another tender offer being made to Senior Care shareholders:

Date              Shares Outstanding      Shares Outstanding   per-     Total
                  From Stock Issues       From Conversions     Centage  Stock Outstanding
                                          & Tenders            Dilution
---------------------------------------------------------------------------------

June 30, 2001     14,710,182                   -0-                      14,710,182

Dec. 31, 2001     14,710,182              14,000,000          100%      28,710,182

Dec. 31, 2002     28,710,182               5,400,000           19%      33,110,182

Dec. 31, 2003     33,110,182               5,400,000           16%      38,510,182

Dec. 31, 2004     38,510,182               5,400,000           14%      43,910,182

This chart does not show any stock being issued from the conversion of Series F preferred stock issued to Tri-National Development for the purchase of property by Senior Care International in Mexico. The reason is due to the fact that the contracts call for Senior Care to redeem those shares prior to issuance and thus, Senior Care management does not believe that there will be any resulting dilution from the conversion of Series F preferred.

However, Senior Care does issue stock, generally on an annual basis to its employees under stock option plans. Historically, the number of shares issued annually varies but most recently during 2001 a total of 1,600,000 shares was issued in this fashion. It should be expected that there will be issues in future years of a like number of shares to employees. Thus, the total figures set forth above would be increased by an additional 1,600,000 shares per year adding a total of an additional 6,400,000 shares over the four year period charted above making the total dilution at the end of that period 50,310,182 rather than 43,910,182.

Also, Senior Care is presently seeking additional capital in the amount of $15,000,000 and expects to issue an additional 3,000,000 shares to raise this capital. That would further dilute the shares outstanding, when and if that capital is actually raised and the shares issued.

Will it cost me anything to exercise this Tender Offer?
-------------------------------------------------------

You should check with your broker to determine whether your broker has any fees for sending securities to the Transfer Agent. Senior Care does not believe that there will be any commission owed to your broker for exercising the Tender Offer but there may be a fee charged for handling the transaction by your broker, generally nominal.

Senior Care will pay for the cost of the surrender of your Common stock and the issuance of your stock and warrants.

However, you will pay a fee to Senior Care's stock transfer agent, First American Stock Transfer, Inc., when you exercise your option to convert your warrants. Senior Care gets no portion of this fee. It does get the $1 payment which must be made to exercise your warrants.

That fee is a flat fee of $15 to handle the surrender of each warrant certificate. You will also pay a fee of $10 to issue your common stock certificate. This fee is the same whether you have 1 share or 5,000 warrants to convert.

You need to realize that the effect of the fee is far greater for those having a few warrants as opposed to those having a large number of warrants. You need to consider this additional cost when determining whether you want to accept this tender offer.

                            TERMS OF THE TRANSACTION

Overview
--------

Senior Care Industries, Inc. [Senior Care] is offering to trade Common shares of Senior Care for Common shares of Tri-National Development Corporation [Tri-National]. Senior Care will buy up to a total of 51% of the outstanding shares of Tri-National. Senior Care may buy more than 51% of the outstanding shares of Tri-National but Senior Care is not obligated to do so.

The offer to tender your Common shares in Tri-National for Common shares in Senior Care will be available to you from the date of this Tender Offer and shall remain open until August 31, 2001.

As of the most recent report filed by Tri-National with the SEC, Tri- National had a total of 37,685,464 Common shares outstanding. Senior Care guarantees to buy at least 19,219,586 shares. Senior Care may buy more shares than 19,219,586 but it is not required to do so.

Senior Care will pay for each share of Tri-National which is tendered the following:

1 share of Senior Care Common stock for 3 shares of Tri-National Common stock, plus 1 warrant which is convertible into Common stock of Senior Care upon the payment of an option fee of $1.

In the event an insufficient number of shares is tendered within the period from the date of this Tender Offer until August 31, 2001, Senior Care may extend the period of the Tender Offer. It is unlikely that the period will be extended if 51% of the Common stock of Tri-National is tendered prior to that date.

At any time during the period when the Tender Offer remains open, that is, until August 31, 2001, you may withdraw and not tender your shares. Also, if your Senior Care Common shares and corresponding warrants have not yet been issued, for 40 days after the expiration of the Tender Offer, you may still withdraw and obtain a return of your shares.

Senior Care must receive tenders from at least 51% of the outstanding shares in Tri-National or Senior Care can opt not to accept any shares. In the event Senior Care does not receive a sufficient number of shares of Tri-National to meet the 51% requirement, then Senior Care may opt to return all of the shares tendered or Senior Care may opt to continue with the tender, accept the shares tendered and/or extend the option period.

If you hold Tri-National Common shares, you must sign and complete the letter of transmittal designating the number of shares of Tri-National you wish to tender in this Tender Offer and send the letter of transmittal, together with your Tri-National Common stock certificates and any other required documents by one of the mailing methods designated in the letter of transmittal, so that it is received by the transfer agent at the address provided on the letter of transmittal before the expiration date of August 31, 2001.

A copy of the letter of transmittal is attached to this Tender Offer.

If your Tri-National Common stock is held by a broker, you should receive instructions from your broker on how to participate in this Tender Offer. Contact your broker directly if you have not already received instructions. Some financial institutions may effect tenders by transferring shares electronically though the Depository Trust Company.

The Common shares of Tri-National which you are tendering pursuant to this Tender Offer may be free-trading, that is you may have bought it in the Over the Counter market, or it may be restricted pursuant to Rule 144. In any event, Senior Care is registering those shares by filing a Registration Statement with the SEC and this Prospectus is filed for the purpose of offering these securities.

The Registration Statement may not become effective for a period of time after it has been filed. Your stock and warrants in Senior Care will not be issued pursuant to this Tender Offer until the Registration Statement is effective.

Senior Care expects that the shares which you receive will be traded on the Over the Counter Bulletin Board [OTC:BB:SENC] under the symbol SENC.

Extension, Termination or Amendment of the offer:
-------------------------------------------------

Senior Care may extend the offer. It will not terminate it nor will it be amended as to its principal terms.

Exchange of Senior Care common stock and delivery of shares and warrants:
-------------------------------------------------------------------------

As noted above, you need to send the common shares which you decide to tender to the agent, First American Stock Transfer, Inc., no later than the deadline which is currently October 31, 2001. The common stock that is sent may be either in certificate form or sent by electronic transfer from your broker.

The delivery of your common stock and warrants will be sent in certificate form to yourself or your broker, depending upon who transmitted the original common stock certificates to the transfer agent. If you sent them, you will receive the certificates in the mail. If your broker sent them, your broker will receive the certificates in the mail or by electronic transfer.

Withdrawal rights:
------------------

You may withdraw your certificates from the tender at any time up to the last day to tender, presently October 31, 2001, by sending a letter containing a medallion guarantee which you can obtain from your broker or bank, to the transfer agent and requesting that your shares be returned to you. If you tendered your shares through a broker, you need to contact your broker to find our how to withdraw your shares.

Conditions of the offer:
------------------------

The conditions of the offer are that you must be a shareholder of Tri-National who holds common shares in the company as of the last day to tender, presently October 31, 2001;

2. You must tender your shares in accordance with the terms set forth on the transmittal letter no later than the last day to tender, presently October 31, 2001.

Fees and expenses:
------------------

All fees and expenses in connection with the tender and issuance of your shares and warrants will be paid by Senior Care.

When you convert your warrant to common stock you will pay $1 for each warrant converted and the following handling fees will apply:

1. A fee of $15 to the stock transfer agent to handle the transaction;

2. a fee of $10 to the stock transfer agent to issue your common stock certificate.

This is a flat fee and it makes no difference whether you are receiving 1 share or 1000 shares of common stock in Senior Care at the time.

You should take these fees into consideration when determining whether you wish to tender your shares since the fee on a percentage basis is far greater if you only have a few shares to tender. For example, if you tender only 10 shares and receive 3 shares of Senior Care and 3 warrants, it will cost $25 to convert those warrants plus the payment of $3.

Likewise, if your certificate is for 100 warrants which converts into 100 shares of common stock, the $25 is the same.

The name and address of Transfer Agent for Senior Care where you will tender your stock and where you will send your warrants for conversion into common stock of Senior Care is as follows:

Transfer Agent
--------------

The transfer agent is:        First American Stock Transfer, Inc.
                              1717 E. Bell Road, 2-155
                              Phoenix, AZ 85022
                              Telephone: (602) 485-1346

Comparison of security holder rights:
-------------------------------------

Each share of Senior Care common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at a meeting of the shareholders, including the election of directors. The holders of common stock (i) have equal, ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the company; (ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive or redemption provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

Senior Care believes that the rights of shareholders of Tri-National are the same as the rights offered to shareholders of Senior Care and that there are no significant differences.

Accounting treatment:
---------------------

The holding period for your stock will generally be from the time you first purchased Senior Care common stock and your basis in those shares will be what you paid for that stock at the time you purchased it. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you and as to whether the holding period and cost is different in your case from the statements set forth above.

Federal income tax consequences:
--------------------------------

Senior Care expects that the exchange of Tri-National stock for Senior Care stock and warrants will be tax free to the shareholders who participate in this Tender Offer. You should consult your tax advisor as to the particular tax consequences of this Tender Offer to you.

                         PRO FORMA FINANCIAL STATEMENTS
           AND PRESENTATION OF FINANCIAL FORECASTS OF INCOME & EXPENSE
                        FOR SENIOR CARE INDUSTRIES, INC.

Since the last audited financial statements for Senior Care were prepared, the company acquired significant assets which impact the financial statement of the company. Senior Care International, S.A. de C.V., a wholly owned subsidiary of Senior Care purchased substantial real estate assets in Baja California. Also, Senior Care purchased land in California and in Nevada which it intends to develop. What follows are pro forma financial statements showing how the balance sheet of Senior Care might have affected historical financial statements if those transactions described above had been consummated prior to the end of Senior Care's last fiscal year end. These pro forma statements may be of assistance to you in attempting to analyze the future prospects of Senior Care because they illustrate the possible scope of change in our historical financial position and the results of operations caused by the new acquisitions. Following the condensed balance sheet, you will find notes which explain the difference between the actual number and the pro forma number.

                                  SENIOR CARE INDUSTRIES, INC.
                                     CONDENSED BALANCE SHEET
                                             ASSETS

                                        December 31, 2000        Pro forma            Pro forma
                                             Actual              Adjustment           Result
                                        -----------------      --------------       ------------
CURRENT ASSETS:

Total Current Assets                    $   1,552,391          $ 5,736,300          $  7,288,691

Total Machinery, Equipment
& Leasehold Improvements                      181,038               56,171               124,867

Total Real Estate                          19,536,172            5,930,835            13,605,337

Total Other Assets                          6,140,152           68,429,055            74,569,207
                                        --------------         ------------         -------------
TOTAL ASSETS                            $  27,409,753          $80,152,361          $ 95,588,102
                                        ==============         ============         =============

The pro forma adjustments are as a result of the following:

1. Total Current Assets substantially increase in the pro forma due to sales actually commencing on Evergreen Manor II, the Los Angeles condominium project causing a total of $5,658,002 to be added to inventory which is a current asset.

2. Total Machinery, Equipment & Leasehold Improvements remained unchanged except for an adjustment for accumulated depreciation.

3. Total Real Estate declined due to the allocation of Evergreen Manor II into inventory and out of real estate assets.

4. Total Other Assets increased directly as a result of the purchase by Senior Care International, S.A. de C.V. of $70,229,055 in real estate assets from Mexican subsidiaries of Tri-National Development Corporation less an adjustment to show the divestiture by Senior Care of the Broadway- Acacia building which reduced other assets by $1,800,000 and by the write off of Senior Care's investment in Rent USA, Inc. of $2,250,000.

                                   SENIOR CARE INDUSTRIES, INC.
                                     CONDENSED BALANCE SHEET
                               LIABILITIES AND STOCKHOLDERS' EQUITY

                                        December 31, 2000        Pro forma           Pro forma
                                             Actual              Adjustment          Result
                                        -----------------     ---------------     ---------------
Total Current Liabilities                   $    514,583        $  4,763,638        $  5,278,221

Total Long Term Liabilities                   15,585,644           4,676,775          20,262,319
                                            -------------       -------------       -------------
TOTAL LIABILITIES                             16,100,227          10,340,313          25,440,540
                                            -------------       -------------       -------------
Total stockholders' equity                    11,309,526          58,838,026          70,147,562
                                            -------------       -------------       -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $ 27,409,753          69,178,339        $ 95,588,102
                                            =============       =============       =============

The pro forma adjustments are as a result of the following:

1. Total Current Liabilities increased principally as a result of the current portion of real estate notes which will come due within one year totaling $4,684,339 represented by the following loans which will become due in less than one year:

Evergreen Manor Property
------------------------
A construction loan with a bank, bearing interest
at prime plus 1.25% payable in interest only monthly
installments of $17,538. Balloon Payment due
February, 2002.                                                  3,634,339

Flamingo 55
-----------
A land loan with a bank, bearing interest at 14%
due April, 2002                                                  1,050,000

There were other minor adjustments to normal current liability items which make up the additional $79,199.

2. Long term liabilities increased for long term real estate loans payable since Senior Care was required to guarantee the debt of Senior Care International, S.A. de C.V. on real estate obligations of that company. This increase totaled $9,679,055 as evidenced by the loans on the following projects:

Plazas Resort
-------------
Payable to DUBSCA upon completion of
vacation timeshare project                                       9,079,055

Portal Del Mar
--------------
Payable to original seller on
completion of project                                              600,000

However, the total adjustment was only $4,676,775 because of the allocation of $3,545,339 from long term liabilities into current liabilities since the debt on Evergreen Manor II will come due in less than one year.

3. Total Stockholder Equity increased due to the purchase of property by Senior Care International, S.A. de C.V. for which Senior Care issued 1,050,000 shares of Series F preferred stock and due to the purchase of land, a portion of which was purchased for stock, 1,300,000 shares issued to purchase land in San Jacinto and 250,000 shares issued to purchase land in Las Vegas, Nevada.

What follows is a financial forecast for Senior Care showing what the actual revenues and expenses were for the year ended December 31, 2000, the actual revenues and expenses for the period ended June 30, 2001 and a forecast of what management believes will be the revenues and expenses for the company for the next twelve month period from June 30, 2001 to June 30, 2002. Following the forecast is a discussion of why management believes these results will occur.

                                      SENIOR CARE INDUSTRIES, INC.
                                          FINANCIAL FORECASTS

                                             One year ended        6 months ended          One year ended
                                            December 31, 2000       June 30, 2001           June 30, 2002
                                                Actual                 Actual                 Forecast
                                            -----------------      -----------------       --------------
REVENUES:

Real Property Rental Income                 $   687,321             $   485,985            $    800,000
Furniture sales                               5,416,210               2,685,862               5,500,000
Real Estate Sales                                                     1,501,000              19,671,000
Other Income                                      1,750
Sales Returns & Discounts                      (135,605)                (15,445)               (135,000)
Interest Income                                   4,943
                                            ------------            ------------            ------------
Total Income and Net Sales                  $ 5,974,619             $ 4,634,402             $25,836,000

Less: Cost of Goods Sold
  Cost of Furniture Sales                    (4,231,730)             (2,205,305)             (4,200,000)
  Cost of Real Estate Sales                                          (1,386,328)            (15,947,240)
                                            ------------            ------------            ------------
Gross Profit on Sales                         1,742,889               1,038,769               5,689,000

Less: Selling, general and administrative    (1,811,027)               (842,447)             (2,000,000)
      Depreciation & Amortization                                      (161,144)               (180,000)
                                            ------------            ------------            ------------
Net Profit (Loss)                               (74,584)                 35,278               3,509,000
Less: Income Tax                                 (3,223)                                       (508,000)
                                            ------------            ------------            ------------
Net Profit (Loss) after tax provision       $   (71,361)                 35,278               3,010,000
                                            ============            ============            ============
Weighted average number of common shares outstanding:
       Basic and diluted no warrants            446,633              14,710,182              21,710,000
                       With warrants                                                         28,710,000
                                            ============            ============            ============
Net Profit or loss attributable to common shareholders per share:
       Basic and diluted-no warrants        $     (0.16)                  0.002                    13.9
                       With warrants                                                               10.5
                                            ============            ============            ============

The following assumptions are made by the above forecasts:

1. Income from real property rentals will increase slightly as a result of the completion of Pecos Russell Business Center. There is also an offset which acts to reduce total rental income due to Senior Care divesting itself of the Broadway-Acacia building in Laguna Beach during 2001.

2. Furniture sales are not expected to substantially increase over the period covered by the forecast as sale have remained virtually flat for the last two years and it is expected that they will remain so.

3. Real estate sales commenced during the 2nd quarter of 2001, selling condominiums at the Evergreen Manor II project in Los Angeles. It is anticipated that this project will completely sell out during the next 12 month period. Then, during 2002, the Flamingo 55 town homes will come into the market and be sold as will the first phase of San Jacinto where Senior Care will during that period build 43 homes. Sales from Flamingo and San Jacinto are forecast as follows:

Flamingo 55          54 town homes        Gross sale price: $8,035,200
                                    Less: Cost of sale:     (6,801,520)
                                                            ----------
                                    Anticipated profit:      1,233,680

Phase 1 of San Jacinto

                     43 homes             Gross sale price: $6,636,000
                                    Less: Cost of sale:     (5,145,720)
                                                            ----------
                                    Anticipated profit:      1,490,280

No sales of any real estate in connection with the Baja California properties are anticipated during the next 12 month period unless all disputes between Senior Care and Tri-National Development are resolved. Because of the unlikelihood of a quick resolution to all disputes, actual development of any of the Baja California properties within the next 12 months is too speculative to anticipate by this forecast.

4. Cost of goods sold for furniture sales are expected to remain virtually the same while there is an increase represented for the cost of real estate sales for the cost of building the project with a pro rata percentage of each sale allocated to the cost of building. The actual costs in connection with the Flamingo 55 and San Jacinto projects are set forth above. Also included are the costs connected to sales for Evergreen Manor II.

5. Selling, general and administrative are expected to remain virtually the same as last year without significant change.

6. Provision for income taxes - The need to pay income taxes will assert itself during the next 12 month period if profits exceeds the amount of Senior Care's deficit as of June 30, 2001 of $(2,133,923). At a tax rate of 34%, it is anticipated that after consideration for the deficit, Senior Care will be required to pay income taxes estimated at approximately $508,000.

7. Net profit or loss attributable to common shareholders, per share, basic and diluted - As of December 31, 2000, Senior Care had 13,399,001 shares outstanding which were reversed on a 30 to 1 reverse split on March 15, 2001. The share number used for purposes of reporting per share losses for the 12 month period ended December 31, 2000 is the number of shares after the reverse split took effect. The reason for this is that it gives a better picture to you as a reader to compare shares outstanding for each of the forecast periods.

As of June 30, 2001, Senior Care had a total of 14,710,182 shares outstanding. As a result of the tender to Tri-National shareholders, it is anticipated that Senior Care will issue approximately 7,000,000 additional shares during the next 12 months to purchase up to 51% of that company. However, the offer to Tri-National shareholders also contains a warrant which is convertible into Senior Care common stock upon the payment of $1 per warrant which will convert into 1 common share. If the warrants were converted, then the shares outstanding would increase by a maximum of an additional 7,000,000 shares. For this reason, the forecast contains per share information (1) without the warrants being converted and (2) with the warrants being converted. Since Senior Care does not know whether or not any or all of the warrants would be converted, the maximum number is used for purposes of this forecast.

The number of shares outstanding could increase further in the event any of the following things occurs:

a. Senior Care issues additional stock to officers and directors pursuant to a stock option program. Historically, the company issued 600,000 shares in 2000 and 1,600,000 shares in 2001. This issuance will, most likely, repeat itself in 2002 with at least an additional 1,600,000 shares being issued for this purpose.

b. Senior Care may issue shares following the filing of an SB-2 Registration statement to issue common stock in connection with a private placement whereby Senior Care will raise $15,000,000. The number of shares to be issued for this purpose has not yet been determined since no actual sales of shares has yet occurred. It is estimated that the number of shares issued may be approximately 3,000,000 additional shares but that number could be more or less and is not sufficiently determinative at this time to include in this forecast.

                MATERIAL CONTRACTS WITH TRI-NATIONAL DEVELOPMENT

Purchase of property in Baja California
---------------------------------------

As of April 30, 2001, Senior Care International, S.A. de C.V., a Mexican corporation wholly owned by Senior Care, executed contracts for deed on various properties in Baja California.

There were generally four groups of properties involved in these transactions. They were as follows:

1.     THE HILLS OF BAJAMAR

The Hills of Bajamar property is a 2,500-acre parcel located in the Municipality of Ensenada, on the Pacific Ocean side of Baja California, Mexico, roughly 50 miles south of San Diego, California. The purchase contract was completed in 1992 through Tri-National's wholly-owned Mexican subsidiary, Planificacion Desarollos de Jatay, S.A. de C.V. ("Planificacion"). The contract provided for an overall purchase price of $6,000,000 for the 2,500 acres ($2,400 per acre or $.60 per sq. meter). Pursuant to that Agreement, the property was to be purchased on a gradual basis in 247-acre increments at $600,000 for each increment. As of the date of the Purchase Agreement with Senior Care, Planificacion owned a total of 650 acres. The balance of 1,750 acres is held in a trust with Banco Ixe, with title to additional acres releasable to Planificacion as additional annual $600,000 payments are made. In the event Planificacion is unable to make its scheduled annual payments, the trust is subject to cancellation and the property will be subject to refinancing under which Planificaction may be required to pay a significantly higher price per acre. The balance owing on the remaining 1,750 acres is $4,200,000 at $600,000 annually with no interest until 2003. Senior Care purchased only the present 650 acres owned by Tri-National's Mexican subsidiary together with the right to purchase additional acreage as Tri-National becomes entitled to purchase it.

Under the contract with Senior Care, 650 acres were conveyed plus 100% of Planificacion's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000. The reason for the difference in the price paid by Senior Care and the price paid by Planificacion in 1992 is due to the fact that the property has increased in value from $2,400 per acre to $70,000 per acre according to a recent appraisal which established the present value for this acreage. Senior Care paid $23,333 per acre in the form of 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, redeem all or any portion of the Common stock issued by the payment of cash under a formula that is set forth in the contract. Additionally, up to $11,262,481 in Series F preferred will be redeemed when Senior Care issues Series I preferred stock to Tri-National corporate note holders.

Tri-National is to receive a 12.5% interest in profits from the future development and sale of the developed property, until such time as the preferred shares have been converted, thereafter the interest is reduced to 7.5%.

Tri-National originally purchased this property by selling nine-month corporate notes at 10% interest per annum which are all now due. The investors principal and interest were guaranteed by Tri-National and bonded by New England International Surety Co., for up to $15 million. Tri-National further collateralized the $15 million in bonding from New England International Surety Co. with a portion of its Hills of Bajamar property and paid over $1,000,000 in bonding fees. As of January 31, 2001 Tri-National had $11,262,481 in corporate notes outstanding, all were due and New England International Surety had given no indication that it will ever make the note holders whole. There are presently approximately 300 holders of these Corporate Notes.

Under the terms of the Agreement with Senior Care, Senior Care will issue to the Corporate Note holders Series I Preferred stock. Series I Preferred stock will pay the Preferred shareholders a cumulative preferred return on their equity of 10% per annum. This return is paid by a 2% gross profit reservation on the sale of lots. Series I Preferred will be registered by the filing of an S-2 Registration Statement with the SEC. The stock will be redeemed for cash through the sale of Hills of Bajamar residential lots, with the Series I Preferred holders receiving 2% of the gross profit dedicated to pay a 50% of the net profits to redeem the shares.

The registration is made necessary due to the fact that Tri-National sold these Corporate Note obligations in reliance on exemptions from the registration requirements of the Securities Act of 1933 and applicable state securities laws. This resulted in Tri-National becoming the subject of a cease and desist orders from various states because Tri-National failed to file under the various securities acts of those states. The states which have entered into enforcement action against Tri-National are Wisconsin, South Carolina, California, Louisiana and Wisconsin.

Because Tri-National relied on federal and state exemptions for placement of its Notes, it is possible that other states may find that the Tri-National did not comply with the various blue sky exemptions. The consequences of any such violations may vary from state to state, but could include the requirement that Tri-National rescind some or all of the sales in such states at the request of the affected subscribers and prepare formal registration statements and/or other documentation at the request of the securities regulators. Additionally, Tri-National and/or its officers may be subject to civil and/or criminal fines or penalties including, but not limited to, a sanction with regard to Tri-National's ability to make any public offering in the future.

The Registration of Series I Preferred issued to the Corporate Note holders by Senior Care is intended to remedy this problem and would grant to the corporate note holders new guarantees and provisions for payment as well as provisions for payment of interest.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

In December of 1996, Valcas Internacional, S.A., a subsidiary of Tri-National agreed to acquire 100% of the stock of Inmobilaria Plaza Baja California, S.A., a Mexican corporation, including its existing assets, which included 16+ developed acres of ocean front land within the Bajamar resort with plans for 328 vacation ownership (timeshare) units for $16,079,055, payable with notes for $9,079,055 and stock.

Senior Care purchased this property for $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Tri-National is to receive a 12.5% interest in profits from the future development and sale of the developed property, until such time as the preferred shares have been converted, thereafter the interest is reduced to 7.5%.

3.  PLAZA ROSARITO

On November 20, 1998, Tri-National Holdings, S.A. de C.V., a wholly owned Mexican subsidiary of Tri-National, purchased the Plaza San Fernando from Banco Bital with a $1 million cash down payment. In July of 1999, Capital Trust, Inc. of New York, the Company Investment Banker, provided the remaining $8 million necessary to close and complete the escrow.

Tri-National renamed this property, Plaza Rosarito. It is located in the heart of Rosarito Beach in Baja California, Mexico, minutes from the 20th Century fox film studio where "Titanic" was filmed and down the street from the famous Rosarito Beach Hotel. Plaza Rosarito includes 15 acres of undeveloped oceanfront land zoned for the 450-room hotel and convention center, 18 acres of developed land, including 187,500 square feet of existing steel, concrete and marble commercial space.

Senior Care entered into a contract for deed to purchase this property for a total purchase price of $13,000,000 for the 15 acre undeveloped ocean front property and $20,200,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to the terms of the Contract. Additionally, up to $8,000,000 plus accrued interest and fees in Series F preferred will be redeemed when Senior Care pays Capital Trust the monies due to it by Tri-National, its officers and certain directors.

Tri-National is to receive a 12.5% interest in profits from the future development and sale of the developed property, until such time as the preferred shares have been converted, thereafter the interest is reduced to 7.5%.

4.  PORTAL DEL MAR CONDOMINIUMS

In February of 1999, Tri-National Portal, S.A. de C.V. signed purchase agreements and provided a $500,000 down payment to acquire Portal Del Mar for $1,250,000. Portal Del Mar is a 123-unit, 2 and 3-bedroom condominium development on 6 acres overlooking the Pacific Ocean in Baja California, Mexico, just south of Rosarito Beach. The 126 ocean view condominiums are in various stages of completion, with approximately 46 completed. Some of these have already been sold and the owners are residing in them.

Senior Care purchased a 2/3rds undivided interest in this property for $6,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 30 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract. The other 1/3rd undivided interest is owned by Bersain Gutierrez, a Mexican national.

Tri-National is to receive a 12.5% interest in profits from the future development and sale of the developed property, until such time as the preferred shares have been converted, thereafter the interest is reduced to 7.5%.

Senior Care assumed its proportional share of the debt on this property. Senior Care's portion of that debt is approximately $600,000.

Recap of Tri-National Acquisitions:
----------------------------------

Senior Care purchased assets held by Tri-National's Mexican subsidiaries as follows:

Name of Property        Purchase Price          Payment           Conversion           Repurchase Option
--------------------------------------------------------------------------------------------------------

Planificacion           $14,950,000             300,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12
                                                                  months 30 days
                                                                  on 1st
                                                                  conversion
                                                                  Until all
                                                                  converted 30
                                                                  days on later
                                                                  conversions
                                                                                       $11,262,481 redemption
                                                                                       when SB-2 becomes effective

Inmobilaria             $16,079,055             150,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until all converted  30 days on later
conversions

Tri-National Holdings   $33,200,000             500,000 Series F  20% after 24 months  Repurchase option
                                                Preferred         20% each 12 months   30 days on 1st conversion
                                                                  Until
                                                                                       all
                                                                                       converted
                                                                                       30
                                                                                       days
                                                                                       on
                                                                                       later
                                                                                       conversions
                                                                                       $8,000,000+
                                                                                       redemption
                                                                                       when
                                                                                       Capital
                                                                                       Trust
                                                                                       paid

Tri-National Portal     $ 6,000,000             100,000 Series F  20% after 24 months  Repurchase option
                        -----------             Preferred         20% each 12 months   30 days on 1st conversion
                                                --------          Until all converted  30 days on later
conversions
Total:                  $70,229,055            1,050,000 Shares
                                               Series F Preferred

1,050,000 shares of Series F Preferred converts into a total of 21,000,000 shares of Senior Care common over 6 years, 4,200,000 after 24 months and 4,200,000 each year thereafter until all is converted or redeemed.

Based upon the above, Senior Care will obtain assets and assume debt on the Tri-National property acquisition as follows:

Senior Care purchased assets held by Tri-National's Mexican subsidiaries and assumed debt as follows:

Name of Property        Purchase Price          Debt Assumed        Net Assets Acquired
---------------------------------------------------------------------------------------

Hills of Bajamar        $14,950,000                                 $14,950,000

Plazas Resort           $16,079,055             $ 9,079,055         $ 7,000,000

Plaza Rosarito          $33,200,000                                 $33,200,000

Portal Del Mar          $ 6,000,000             $   600,000         $ 5,400,000
                        -----------             -----------         -----------
Total:                  $70,229,055             $ 9,679,055         $60,550,000


The Tri-National controversy:
-----------------------------

On May 25, 2001, Tri-National reported to the SEC on a form 8-K that it's subsidiaries had sold these properties to Senior Care International S.A. de C.V., a wholly owned subsidiary of Senior Care Industries, Inc. It also reported that those sales closed on April 30, 2001. Then on May 27, 2001, Tri-National filed another Report on form 8-K with the SEC stating that Senior Care had made a tender to Tri-National shareholders. Then, on July 12, 2001, Tri-National filed a new report with the SEC on Form 8-K. In that report, Tri-National reported that the Board of Directors of Tri-National had voted to cancel all transactions with Senior Care effective July 2, 2001.

Senior Care's position is that the action by Tri-National's board attempting to cancel the transaction as of July 2, 2001 had no effect on the property sales that Senior Care had made for the properties in Baja California for the following reasons:

1. The properties were owned by Tri-National's Mexican subsidiaries. The respective boards of directors of those Mexican corporations had full authority to act independently of the board of Tri-National Development with the right to sell the properties of those Mexican subsidiaries and did so.

2. The action by the Tri-National Board came after Tri-National Development reported on Form 8-K that the sales had closed on May 25, 2001. The action of the Board reported on July 12, 2001 attempted to cancel the sales effective July 2, 2001 but those sales had already closed on April 30, 2001.

3. The property sales had been approved by the respective boards of the Mexican subsidiaries before the property sales closed. Additionally, Senior Care obtained legal opinions with regard to each property transaction from Mexican counsel, copies of which are attached to this prospectus.

It should be noted that as a part of each separate transaction, Senior Care contracted to purchase the stock which Tri-National owned in each of its Mexican subsidiary corporations. The agreement to purchase the stock of the Mexican subsidiaries would necessarily have to be approved by the board of Tri-National Development. The board of Tri-National has not given its support of this part of the transaction.

Senior Care has booked the assets on its balance sheet together with the corresponding liabilities. Whether Senior Care will be able to complete all of the stock purchases contemplated by the transaction may not be settled until after Senior Care's tender for control of Tri- National has been completed. The reason for this is that at this time, the Tri-National board is not friendly toward Senior Care's position and a dispute has arisen. The purchase of the stock in Tri-National Holdings S.A. de C.V. will, most likely, depend upon whether Senior Care can reach an accommodation with Capital Trust regardless of Tri-National management's support.

Tri-National may commence litigation against Senior Care to cancel the property transactions. If this were to occur, it would significantly impact Senior Care's balance sheet. Senior Care later in this prospectus has a complete discussion of what the results would be in the event such were to occur.

Other business between Senior Care and Tri-National
---------------------------------------------------

On April 30, 2001, Senior Care loaned a total of $35,000 to a subsidiary of Tri-National which was used by the officers of Tri-National to pay certain on going obligations for office and support of the office of Tri-National in San Diego. This loan was made on terms which required Michael Sunstein to pledge his shares of stock in Tri-National as collateral for the loan. Under the terms of this loan agreement, a total of 2,063,240 shares of Tri-National were pledged to Senior Care to secure repayment of the monies loaned. The loan is due 180 days from April 30, 2001 and bears interest at the rate of 10% per annum on the declining balance due.

There was no transfer of the voting rights to the shares pledged as collateral for the loan. Those rights remain with Michael Sunstein. He would loose the voting rights only in the event the collateral is foreclosed for non-payment of the loan on a timely basis. That loan is currently in default.

The purpose of this transaction is for Senior Care to gain control of Tri-National and thereby be able to coordinate the development of Senior Care age restricted properties and similar properties presently under development by Tri-National.

The Common stock in Tri-National which, if tendered, will be purchased by Senior Care in exchange for Common stock in Senior Care will be held by Senior Care as an investment. It is not contemplated that Senior Care would sell or otherwise transfer the stock which it purchases in Tri-National.

Though it is not contemplated by Senior Care that a merger of Tri- National and Senior Care will result from this purchase of shares in Tri-National by Senior Care, there is no guarantee that Senior Care would not, in future, propose such a merger. Furthermore, it is possible that Senior Care might act to reorganize, liquidate or otherwise change the present structure of Tri-National. There are no present plans to do any of these things. However, Senior Care may, after the Tender is completed, move to do any of these things.

Senior Care also intends to change the Board of Directors of Tri-National once the Tender is complete and providing Senior Care obtains a controlling interest in Tri-National. In all likelihood, Senior Care would submit to the shareholders for a vote to elect an entirely new board.

It is anticipated that the Common stock of Tri-National will continue to be traded on the Over the Counter Bulletin Board [OTC:BB:TNAV] under the trading symbol TNAV.

Also, it should be noted that Tri-National completed its fiscal year on April 30, 2001 and its Annual Report will be filed on a timely basis with the SEC. There will be no changes in reporting requirements and there is no anticipated change of principal accountant for Tri-National.

Additionally, Senior Care agreed to create a new class of convertible preferred for the purpose of paying Tri-National's approximately 300 Corporate Note holders with notes due in the amount of approximately $11,262,481, that Senior Care would make every reasonable effort to register this new class of preferred, amortizing the preferred stock with payments from the sales of residential lots at the Hills of Bajamar.

Following the completion of the Tender and transfer of all of the properties which were sold to Senior Care by Tri-National, Senior Care agreed to use its best efforts to complete the filing of an SB-2 Registration Statement to raise approximately $15,000,000 through a new stock issue.

By its agreement, Tri-National agreed to hold Senior Care, its officers, directors and shareholders harmless from any and all claims which might arise against Tri-National, its officers and directors.

                        INTERESTS OF EXPERTS AND COUNSEL

LEGAL MATTERS:

The validity of this offering will be passed upon for Senior Care by Richard
A. Mata, Esq., 3129 S. Hacienda Blvd., Suite 510, Hacienda Heights, CA 91745, telephone (562) 715-5543.

ACCOUNTANTS & AUDITORS:

The balance sheets as of December 31, 1999 and December 31, 2000 and the statements of operations, shareholders' equity and cash flows for the periods then ended for Senior Care were prepared by Don Harrison, C.P.A., independent accountant, given on his authority as an expert in accounting and auditing.

STOCK DEPOSITORY:

The Agent who will act as a depository for your stock and will handle this transaction and any questions regarding the surrender of shares and execution of the letter of transmittal should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

STOCK TRANSFER AGENT:

The stock transfer agent for Tri-National is:

Computershare Investor Services, Inc.
Stock & Bond Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, BC V6C 3B9
Telephone: (604) 661-0276

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                     DESCRIPTION OF BUSINESS OF SENIOR CARE

Senior Care's Business Model
----------------------------

Senior Care is dedicated to building affordable housing for senior citizens. Currently, Senior Care has projects under construction in Southern California, Las Vegas, Nevada, in the Phoenix, Arizona area and in New Mexico. Sales on its condominium project in Los Angeles, California are presently underway. Taking advantage of compelling demographic and regional trends as well as substantial governmental and international investment in the Baja California region of Mexico, Senior Care recently purchased large tracts of property in the Rosarito Beach area of Baja California in Mexico. This property will also be developed for the senior market. The projects are within a one hour drive of San Diego, provide an alternative attraction to Palm Springs, Phoenix and Las Vegas. Where those desert communities are only viable six months of the year due to extreme heat during the summer months, Baja California offers a year-round climate which averages 75 degrees Fahrenheit. Additionally, Baja California offers the amenities available from its oceanfront location including fishing, sailing, swimming, surfing, other water sports, oceanfront golf and a competitive advantage other inland desert communities cannot provide.

Senior Care also owns Noble Concepts, a manufacturer of high-quality "Craftsman Mission" furniture which is distributed throughout the United States to a variety of furniture retailers. Senior Care also utilizes Noble to furnish its models and rental units.

The Company generally invests in, manages, and develops senior housing, develops and manages office malls and strip malls and for-sale and rental, independent living age-restricted communities. In the future, Senior Care may enter into the development of assisted living centers for seniors.

History of the Company
----------------------

The company that today is Senior Care was originally organized under the laws of the State of Idaho, February 26, 1968, as Golden Chest, Inc. Golden Chest was in the business of acquiring and developing mineral properties.

In 1985, Golden Chest merged with TAP Resources, Ltd, (TAP) a British Columbia corporation in a transaction where the Company issued 1.25 shares of Golden Chest Inc common stock in exchange for each share of TAP common stock. At the time of the merger, the Company and TAP were partners in a minerals exploration joint venture. After the merger Golden Chest Inc. was the surviving corporation while TAP Resources was dissolved.

In 1990, the Company merged with Petro Gold Inc, a Washington corporation, in a transaction where the Company issued 3,000,000 shares of Golden Chest common stock in exchange for all shares of Petro Gold, Inc. common stock. After the merger Golden Chest was the surviving corporation while Petro Gold, Inc. was dissolved.

On April 5, 1999, the then board of directors of Golden Chest changed the company name to Senior Care Industries, Inc., and changed corporate situs from Idaho to Nevada. The company was then re-incorporated on August 26, 1999 under the laws of the State of Nevada.

At the same time, the board of Golden Chest transferred all of the assets and liabilities of the company to Paymaster Resources Incorporated. Paymaster was controlled by the same persons who were the former directors of Golden Chest. They took the assets of Golden Chest into Paymaster leaving Golden Chest as a shell without assets or liabilities. This was done so that the Golden Chest shell could then be used to purchase the assets of East West Community Developer and change its name to Senior Care.

Once Golden Chest was a shell, the board authorized a 100 to 1 reverse split of the stock of Golden Chest, renamed the company Senior Care and merged the assets of East West Community Developer into Senior Care. Senior Care purchased the assets and liabilities of East-West Developer for a note payable of $700,000 to East West, assumed liabilities on the properties being purchased and issued stock to the sellers of the properties. The stock was not issued to East West Community Developer but was rather issued directly to the persons and entities from whom East West had obtained agreements to sell the property. The purchase of the East West assets was completed on April 30, 1999.

After these acquisitions were complete, Senior Care owned the following properties and paid for those properties as follows:

1. a 45% membership interest in a limited liability company which owns a development project in Delran, New Jersey which it purchased from Madeline Farah and Aziz Holdings, Inc. for a total of 800,000 shares of common stock in Senior Care. This transaction had a present value of $3,234,000 as of April 30, 1999. The Company is involved in litigation regarding its membership interest in Delran and readers are advised to review the litigation section of this prospectus to get full details regarding that litigation and Senior Care's potential exposure. Senior Care still owns this membership interest but is subject to a lawsuit, discussed elsewhere in this prospectus challenging that interest.

2. a 47 unit senior condominium project in Monterey Park, California known as Evergreen Manor II which was under construction and for which Senior Care paid 400,000 shares of Series B preferred stock which was convertible into 2,000,000 shares of common on a time schedule. The stock was issued to Evergreen Manor II, LLC. Senior Care also assumed the construction loan on the property which at that time was approximately $2,635,285. This transaction had a present value of $2,600,000 as of April 30, 1999 as an unfinished construction project. The project when completed was estimated that it would have a value of $6,000,000 based upon an appraisal made in 1999. That value has increased as reflected in the financial statements which appear later in this prospectus. Senior Care is presently marketing this property, selling the individual condominium units.

3. land approved for the construction of a 57 unit Senior Apartment Project in Albuquerque, New Mexico for which Senior Care paid a total of 110,000 shares of common stock and assumed the debt on the project. The stock was issued to Signature Properties, Inc. The present value of the unfinished project as of April 31, 1999 was $3,100,000. Senior Care also assumed an outstanding loan on this property of $2,297,025. Senior Care still owns this property which is still scheduled for development but development has not yet commenced.

4. a 25,000 square foot strip center known as Friendly Bear Plaza located in Las Vegas, Nevada for which Senior Care paid a total of 105,000 shares of common stock and assumed the debt on the property. The property had a present value of $3,200,000 according to an appraisal made in April, 1999. Senior Care assumed an outstanding loan of $2,139,435. The stock was issued to Friendly Bear Plaza, Inc. Senior Care still owns this property and collects rents from tenants.

5. an office complex under construction in Las Vegas, Nevada known as the Pecos Russell Business Center for which Senior Care paid 200,000 shares of common stock and assumed the debt on the property of $1,760,000. The property had a present value of $3,500,000 as of April, 1999 based upon a current appraisal at the time. The stock was issued to Pecos Russell Business Center, Inc. Construction of this property has been completed and it is leased to tenants.

6. the building at 410 Broadway in Laguna Beach, California known as Broadway Acacia for which Senior Care paid 70,000 shares of common stock and assumed the debt on the property. The debt at the time of the purchase was $1,003,868 and the property had a present value of $1,800,000 according to an appraisal made at the time. The stock was issued to Broadway Acacia, LLC. Senior Care divested itself of this property during the second quarter of 2001 but retains a 10 year lease to the use of the second floor of the building for its executive offices.

On April 28, 2000, the Company purchased all of the outstanding stock in Noble Concepts Fidelity, Inc., a furniture manufacturing company in San Diego, California. The effective date of the purchase was January 1, 2000 and the income and expense of that corporation is reflected on the first quarter income statement for Senior Care Industries, Inc. Senior Care issued 950,000 shares of common stock for this all stock acquisition and assumed the debts of that company. Senior Care obtained equipment with a cost of $232,122 and paid good will of $1,732,240 when it obtained Noble. The equipment is being depreciated using the straight line method of depreciation and a useful life based upon the type of equipment purchased. The good will is being amortized over a period of 15 years.

On October 3, 2000, the Company purchased a controlling interest in Rent USA, a company that had begun entering into the business of renting and selling heavy duty construction and mining equipment. That purchase was unwound in June of 2001 and the entire value of the transaction written off the balance sheet during the second quarter ended June 30, 2001.

Current status of Senior Care's development projects:
-----------------------------------------------------

Senior Care completed construction on its 47 unit senior condominium project in Monterey Park, California known as Evergreen Manor II. During the second quarter of 2001, Senior Care reported gross sales of $1,501,000 from unit sales closing on the sale of 8 units. There were as of June 30, 2001 a total of 13 additional sales in escrow.

The company also completed its 32,000 square foot office complex in Las Vegas, Nevada, known as Pecos Russell Business Center and rented all available units. This office mall is a significant contributor of rental income to the Company.

Additionally, the Company has rental income from its 25,000 square foot strip mall, also in Las Vegas, Nevada, that is 95% leased to a variety of small businesses.

The Company refinanced the Broadway Acacia building and then sold it back to Broadway Acacia, LLC in June, 2001. Senior Care no longer owns this asset but does continue to rent space in the building for its executive offices.

Senior Care intends to commence construction on the following projects within the next 12 months:

1. Senior Care will begin the first phase of construction on a 223 residential lot senior restricted housing development in San Jacinto, California. The first phase calls for the construction of 43 homes. San Jacinto is approximately 40 minutes from Palm Springs and 10 minutes from Hemet, California. Title to this property transferred to Senior Care's wholly owned subsidiary in May, 2001 when the plot map for the entire project was recorded. Senior Care needs to obtain construction financing and then can begin construction on the first phase of 43 homes. Construction is contemplated in 5 phases.

2. We will begin construction on the Flamingo 55 project located in the City of Las Vegas, Nevada at the intersection of Flamingo Blvd. and Freeway 95. Senior Care will build 54 town homes for seniors. The land was purchased by Senior Care's wholly owned subsidiary on May 3, 2001. The subdivision plot map has been recorded and construction permits have been issued. Senior Care needs to obtain construction financing and can then commence construction.

We also plan to begin construction on the Signature Properties land in New Mexico. However, no firm date has been set for the commencement of construction on this project. It may not happen within the next 12 months. Clearance to commence construction has been obtained from all relevant authorities but Senior Care has not yet obtained a construction loan and will not, most likely, seek one until Flamingo 55 and San Jacinto are well under way.

By far the largest project presently being considered by the Company is the 715 acre project at the Lakes in Pahrump Valley, Nevada. This project which will take nearly 10 years to build eventually will comprise 2 golf courses, 2,000 residential housing units in a mixed use age restricted fully planned community. Escrow on this project was opened in July, 2000 and the plan development process is underway. Senior Care does not yet own title to this property. Senior Care presently has an option on this property and will not actually purchase the land until the entitlements have been completed. There is no assurance that this will occur within the next 12 months.

Changes in Senior Care's business focus:
----------------------------------------

On March 12, 2001, Senior Care retained a new Chairman of the Board of Directors and Chief Executive Officer, Mervyn A. Phelan, Sr. Prior to Mr. Phelan being named to these positions, Senior Care had been divided into three operating divisions. There was a real estate division, a manufacturing division, and a pharmaceutical, nutriceutical division.

The original concept had been that the Company's real estate division would invest in, manage, and develop senior housing, build and manage office and strip malls and build for-sale and rental, independent living age-restricted communities.

The company's manufacturing division targeted for acquisition, ancillary companies whose products and services were in high demand by Seniors such as medical device manufacturers, specialty food manufacturing companies and furniture manufacturing companies, enabling the firm to service seniors both in and out of its age restricted communities with its own products.

The company's pharmaceutical and nutriceutical division targeted for acquisition pharmaceutical and/or nutriceutical manufacturing companies and web based health products distributors as a feeder to manufacture and sell the products through an "E-commerce" pharmacy.

Mr. Phelan believed that the company should become more focused and that it should move only to develop senior housing. Other than the ownership of Noble Concepts Furniture, Mr. Phelan directed and the Board of Directors approved the phasing out of all other projects of Senior Care, a complete phase out of the manufacturing division other than Noble and a complete termination of any and all negotiations with any company which would result in the development of an operating pharmaceutical or nutriceutical division.

Noting that the expertise of the company's management was geared toward real estate development, he directed and the Board agreed that Senior Care should concentrate totally on its senior housing development projects leaving only Noble Furniture as a ancillary business. It was also agreed that Rent USA and Equip USA would be spun off to other entities as soon as practicable.

On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets.

The purchase of property from Tri-National's Mexican subsidiaries:
------------------------------------------------------------------

As of April 30, 2001, Senior Care International, S.A. de C.V., a Mexican corporation wholly owned by Senior Care, executed contracts for deed on various properties in Baja California. A full description of those properties and the terms of the purchases was discussed in Material Contracts beginning on page 22 of this prospectus. A full discussion of the conflicts which have arisen between Senior Care and Tri-National is also discussed there.

                     DESCRIPTION OF PROPERTY OF SENIOR CARE

Senior Care owns the following property:

Property held for rental:
-------------------------

Location of property      Value of property    Loans on property     Net value
                          ------------------------------------------------------
                                              As of June 30, 2001
--------------------------------------------------------------------------------

Friendly Bear             $ 2,575,000          $ 2,139,435           $   435,565
25,000 square foot shopping mall

Pecos Russell Business
Center                    $ 5,885,000          $ 3,254,000           $ 2,631,000
32,000 square foot office mall

Property held for resale:
-------------------------

Location of property      Value of property    Loans on property     Net value
                          ------------------------------------------------------
                                              As of June 30, 2001
--------------------------------------------------------------------------------

Evergreen Manor II        $ 5,658,002          $ 3,634,339           $ 2,023,663
Completed condominium project

Property held for development:
------------------------------

Location of property      Value of property    Loans on property     Net value
                          ------------------------------------------------------
                                              As of June 30, 2001
--------------------------------------------------------------------------------

Flamingo 55               $ 1,050,000          $ 1,050,000          $    -0-
Raw Land
(Owned by wholly owned
subsidiary)

San Jacinto               $ 3,000,000          $ 2,000,000          $ 1,000,000
Raw Land
(Owned by wholly owned
subsidiary)

Hills of Bajamar          $14,950,000                               $14,950,000
(Under Contract for Deed
to wholly owned
subsidiary)

Plazas Resort             $16,079,055          $ 9,079,055          $ 7,000,000
(Under Contract for Deed
to wholly owned
subsidiary)

Plaza Rosarito            $33,200,000                               $33,200,000
(Under Contract for Deed
to wholly owned
subsidiary)

Portal Del Mar            $ 6,000,000          $   600,000          $ 5,400,000
(Under Contract for Deed
to wholly owned
subsidiary)

                 LEGAL PROCEEDINGS WHERE SENIOR CARE IS A PARTY

The Delran Lawsuits
-------------------

Senior Care is involved in the following legal proceedings, all stemming from its ownership interest in the Delran Associates, LLC which involves a total of 26,667 shares of common stock in Senior Care owned by Madeline Farah and Aziz Holdings, Inc.:

1. Robert B. Wasserman, Chapter 7 Trustee v. Willy Farah, Madeline Farah, Aziz Holdings, LLC, Aziz Holding, Inc., Senior Care Industries, Inc., Golden Chest, First American Stock Transfer, Inc. and Asia Bank, N.A., Bankruptcy Case No. 98-44940, Adversary Proceeding No. 00-3361, District of New Jersey.

This action was filed on April 25, 2000. The complaint alleges that Defendants Willy Farah, Aziz Holding, Inc. and Madeline Farah, engaged in certain fraudulent transfers of shares of Senior Care stock to avoid having the shares become a part of Willy Farah's bankruptcy estate. The complaint seeks to compel Madeline Farah and Aziz Holding, Inc. to turn over the shares of Senior Care stock to the Chapter 7 Trustee. The Trustee in his Second Amended Complaint filed in early 2001 requested turnover of the Senior Care shares and a turnover of Senior Care's interest in Delran Associates, LLC. The theory advanced by the Trustee is that the transfer to Senior Care was a preferential transfer made within the preference period set forth in the Bankruptcy Code.

Discovery is ongoing in this action.

2. International Thermal Packaging, Inc. v. Willy Farah and Robert B. Wasserman, Chapter 7 Trustee, Bankruptcy Case No. 98-44940, Adversary Proceeding No. 00-3274.

This action was filed in the Bankruptcy Court for the District of New Jersey on April 10, 2000. International Thermal Packaging alleges that it owns a 45% interest in Delran Associates, LLC originally owned by Willy Farah. Ownership of this interest is also claimed by Senior Care. International Thermal Packaging seeks only a judgment that Willy Farah has no interest in Delran Associates, LLC, that the Delran interest is not the property of the bankruptcy estate and that Willy Farah transferred the interest for good and valuable consideration. Senior Care was not named as a party to this action but intervened via a consent order.

On November 17, 2000, the Chapter 7 Trustee filed an Amended Answer and Cross-claim against additional Defendants/Interveners and third parties for declaratory and other relief naming Senior Care as a defendant. In the Amended Answer, the Chapter 7 Trustee asserted claims for declaratory relief in connection with the 45% interest in Delran Associates, LLC. The Chapter 7 Trustee's claims are based upon allegations that a transfer of this interest from Willy Farah to CRT Corporation that occurred in August, 1998 was a fraudulent transfer in violation of the United States Bankruptcy Code. Through the Amended Complaint, the Chapter 7 Trustee seeks to have the Bankruptcy Court declare that the 45% interest in Delran Associates, LLC is property of the Willy Farah bankruptcy estate. Ownership of this interest is also claimed by Senior Care.

On December 21, 2000, counsel for Delran Associates, LLC filed an Answer to the Chapter 7 Trustee=s Amended Answer and Counterclaim. Delran filed a Cross-claim which alleges that Delran has a right of first refusal to purchase the 45% interest claimed by both Senior Care and International Thermal Packaging. Delran claims that the Delran Associates Operating Agreement gives them that right. The Cross-claim seeks a judgment declaring that all alleged assignments of the 45% interest in Delran are subject to this right of first refusal.

On January 10, 2001, Senior Care filed an Answer to the Amended Answer and Cross-claim of Delran Associates and that of the Chapter 7 Trustee, and intends to vigorously oppose the allegations of both the Chapter 7 Trustee and Delran Associates, LLC. Senior Care also filed a Cross-claim against Defendants, Delran Associates, LLC, Joseph Lipari, a member of the limited liability company, Aspi
K. Irani, the managing member of the limited liability company, wherein Senior Care claims that they have no right, title or interest in or to the 45% membership interest held by Senior Care in the limited liability company, that, in fact, Delran has no right of first refusal and that Senior Care is the holder of that limited liability company interest. The Cross-claim of Senior Care further seeks to impose a constructive trust on all proceeds derived from the sale of the real property owned by Delran and for an immediate accounting of all income, distributions and the disposition of assets of Delran.

On February 6, 2001, counsel for the Chapter 7 Trustee, counsel for Senior Care, counsel for International Thermal Packaging and counsel for Delran Associates, LLC, executed a First Amended Consent Order to set an Initial Discovery Schedule. Also included in the Consent Order is the grant of leave to amend to International Thermal Packaging to file a Second Amended Adversary Complaint against Senior Care alleging that Senior Care, as successor in interest to CRT Corporation, is jointly and severally indebted to International Thermal Packaging for $923,208.33 pursuant to a promissory note executed by CRT Corporation and American Auditors, Inc.

Senior Care does not deny this debt which it owes to East West Community Developer in a like amount and which has always been carried on the Senior Care balance sheet as a liability.

The Tri-National Receivership
-----------------------------

On June 22, 2001, a Restraining Order was issued by the Superior Court of the State of California in the matter of Capital Trust, Inc. v. Tri- National Development Corporation, et al., County of San Diego, Case No. GIC756510 in which Senior Care Industries, Inc., as a non-defendant, third party, was restrained and enjoined from receiving, transferring, assigning, disposing of, interfering with, hypothecating or encumbering any rights to any real property owned by Tri-National Development Corporation or any of its wholly owned subsidiaries. This action followed the appointment of a receiver who was ordered to take possession of all property of Tri-National Development Corporation on May 24, 2001.

The properties which Senior Care International S.A. de C.V. purchased from various Mexican subsidiaries of Tri-National Development Corporation and which are located in Mexico, were the property of Senior Care International S.A. de C.V. prior to the imposition of the Restraining Order and are not, therefore, the property of Tri-National or its subsidiaries and are not subject to the control of the State Court Receiver. Mexican counsel has confirmed that neither Senior Care International S.A. de C.V. nor the properties owned by it are subject to the jurisdiction of the California Superior Court.

Although Senior Care's counsel has been informed that the State Court Receiver is attempting to place a lien against the property known as Plaza Rosarito, Mexican counsel has been engaged to take appropriate legal steps on behalf of Senior Care International S.A. de C.V. in Mexico, if necessary to protect the interest of Senior Care International.

Senior Care's lawsuit against Tri-National and its directors
------------------------------------------------------------

On August 15, 2001, Senior Care filed a lawsuit in the Superior Care of the County of San Diego in California, Case No. GIC772507 in which Senior Care sued Tri-National and all of its directors for breach of contract, defamation, and fraud in connection with certain statements which Senior Care believes were false, misleading and fraudulently made by Tri-National management in connection with the tender offer which Senior Care made to Tri-National shareholders and which were made with the intention of causing Tri-National shareholders to have a bad opinion of Senior Care.

Rent USA Litigation
-------------------

On July 31, 2001, Senior Care brought suit against Rent USA, its officers and directors, Equip USA, its officers and directors and the finance companies who leased the rock crushing equipment to Senior Care. This action entitled Senior Care Industries, Inc. v. Tom E. Kaplan, et al. was filed in the Superior Court of Orange County, California, Case No. 01CC00345 and assigned to the Honorable William F. McDonald in Department CX101. The lawsuit charges breach of contract, breach of fiduciary duty, fraud, conversion and RICO violations [18 U.S.C. 1962, et seq.] against various defendants.

         MARKET PRICE FOR SENIOR CARE STOCK & OTHER SHAREHOLDER MATTERS

Senior Care's authorized stock consists of 50,000,000 authorized shares of Common Stock, par value $.001 per share, of which 14,710,182 shares were outstanding as of June 30, 2001 being held by a total of approximately 1,700 persons or entities.

These securities are traded on the Over the Counter Bulletin Board [OTC:BB] under the symbol SENC. Over the last several weeks, this stock has traded at an average bid price of between $3.75 to $4.50 per share and an ask price of between $3.95 and $4.75. The market quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent the actual transactions. What appears below is a breakdown of the average high and low bid price over the last two years for Senior Care Common stock adjusted for stock splits:

Period                 High       Low
----------------------------------------
2nd quarter 1999       $ 30.00   $ 30.00
3rd quarter 1999         80.00     30.00
4th quarter 1999        230.00     50.00

1st quarter 2000        160.00     75.00
2nd quarter 2000        160.00    120.00
3rd quarter 2000         84.00     25.00
4th quarter 2000         38.00       .62

1st quarter 2001          3.50       .62
2nd quarter 2001          4.65      2.70
3rd quarter 2001          2.65      1.05

Payment of dividends:
---------------------

Senior Care has paid no cash dividends since its stock has been traded. It did pay a stock dividend of 1 share of common stock for each 10 shares owned in early 2000. There are no restrictions either in our articles of incorporation or by-laws or any current resolution of the board of directors that would limit our ability to pay dividends on our common equity.

Prior registration of stock issues:
-----------------------------------

Senior Care has filed a series Registration Statements to register stock issued pursuant to the 2000 Stock Option Plan provided to officers and employees of Senior Care and the 2001 Stock Option Plan provided to officers and employees of Senior Care. Also, within the last three years, Senior Care has issued stock which was registered pursuant to an S-8 Registration Statement to consultants for work done in connection with various real estate purchases by Senior Care over the last two and one half years. Also, Senior Care filed an SB-2 Registration Statement on December 27, 2000 to register stock and warrants in connection with a private placement which was subsequently withdrawn by Senior Care. There have been no other registrations of stock within the last 3 years.

Outstanding debentures and other debt issues:
---------------------------------------------

Senior Care has no outstanding debentures or other debt offerings.

The following Registration Statements have been filed on Form S-8:
-----------------------------------------------------------------

A registration statement registering 107,000 common shares to consultants for work done for Senior Care was filed on April 7, 2000. An 11 for 10 stock dividend resulted in increasing the number of these shares to 108,070 in October, 2000 while the 30 to 1 reverse split on March 15, 2001 reduced the number of these outstanding shares to 3,603. No compensation was paid to Senior Care for these shares and they were issued strictly in lieu of cash compensation to the consultants who received them.

A registration statement registering 600,000 common shares to officers and directors pursuant to the 2000 Stock Option Plan was filed on October 12, 2000. An 11 for 10 stock dividend resulted in increasing the number of these shares to 660,000 in October, 2000 while the 30 to 1 reverse split on March 15, 2001 reduced the number of these outstanding shares to 20,000. Senior Care received $60,000 from the sale of the options which were issued to officers and directors under the terms of the 2000 Stock Option Plan.

A registration statement registering 700,000 shares to consultants in connection with the East-West Community Development acquisition was filed on December 8, 2000. The 30 to 1 reverse split on March 15, 2001 reduced the number of these outstanding shares to 23,334. No compensation was paid to Senior Care for these shares and they were issued strictly in lieu of cash compensation to the consultants who received them.

A registration statement registering 1,600,000 shares to officers and directors pursuant to the 2001 Stock Option Plan was filed on April 8, 2001. Senior Care has received a total of $1,600 from the sale of the options which were issued to officers and directors under the terms of the 2001 Stock Option Plan to date.

A registration statement registering 3,013,548 shares to consultants in connection with certain purchases of real property was filed on April 9, 2001. No compensation was paid to Senior Care for these shares and they were issued strictly in lieu of cash compensation to the consultants who received them.

Security ownership and principal shareholders
---------------------------------------------

Senior Care is authorized to issue a total of 50,000,000 shares of Common stock, $.001 par value. As of March 12, 2001, there were 13,399,001 Common shares outstanding. On March 12, 2001, the Shareholders at their Annual Meeting authorized the Board of Directors in its discretion to allow a one time reverse split of the common shares of the Company, that reverse split not to exceed a 30 to 1 reverse split of shares. On the same day, the Board of Directors met and authorized a reverse split whereby each owner of 30 shares would receive 1 share as of March 15, 2001. This resulted in the number of common shares outstanding being reduced from 13,399,001 to 446,634 shares outstanding.

At the same meeting, or since that meeting up to the date of this prospectus, the Board has authorized the following common shares to be issued:

1. To various officers and directors, a total of 1,800,000 shares under the terms of the 2001 Stock Option Plan. The options which were authorized and the persons to whom the were issued are as follows:

Name                      Position                             Number of shares
-------------------------------------------------------------------------------
Robert Coberly            Chief Financial Officer,
                          Treasurer & Director                 400,000

John Cruickshank          Senior Vice President,
                          Secretary & Director                 400,000

Stephen Reeder            former Chairman, CEO
                          President & Director                 200,000

Bob Eschwege              Vice President and
                          Plant Manager                        300,000

Scott Brake               Vice President & Director            200,000

Denzel Harvey             Director                             100,000

David Edwards             Director                             100,000

John Tanner               Director                             100,000

2. To the Aliso Circle Irrevocable Inter Vivos Trust, 8,000,000 shares. These shares were issued pursuant to a comprehensive employment agreement made with Mervyn A. Phelan, Sr. In April, the Company entered into a formal Employment Agreement with Mr. Phelan which became effective as of the date of his actual employment which commenced on March 12, 2001. Under the terms of that Employment Agreement, Senior Care agreed to the following basic terms:

a. Mr. Phelan will not receive a regular salary and shall receive other benefits in lieu of salary. Those benefits are as follows:

b. For each fiscal year during Mr. Phelan's employment under the terms of the 5 year employment contract, he will be eligible to receive an annual bonus (the "Bonus") based upon an Executive Incentive Compensation Plan (the "Plan") to be developed by executive management of the Company and approved and adopted by the Board of Directors. This Plan will include the terms, conditions and formula for computing bonuses for the Company's executive officers for each fiscal year; it being understood that the Company's expectation is to pay bonuses of at least twenty percent (20%) of an executive officer's base salary annualized for the achievement of annual strategic and operating plan goals and objectives. Executive shall be eligible to receive a share of any stock options under the terms of any Stock Option Plan which the Board of Directors or the shareholders may authorized during the course of the employment of the Executive.

c. As a condition to the Executive agreeing to become an executive of the Company, the Board of Directors authorized the issuance of 8,000,000 shares of common stock in the Company to be issued to the Aliso Circle Irrevocable Inter Vivos Trust dated May 5, 1998 as an inducement and for the specific purpose of protecting the Executive's family by providing a quality of life for the family which can be assured by this issue of stock. The issue of stock contemplated hereby shall be unconditional and fully paid and non-assessable regardless of whether the Executive shall complete his employment period.

3. On April 19, 2001, 3,013,548 common shares were issued to consultants who worked on various acquisitions for the Company including the San Jacinto, California transaction and other acquisitions in Las Vegas, Nevada. These shares were registered through an S-8 Registration filed on April 19, 2001. The persons who received those shares and their addresses are as follows:

Name & Address of         Number of
Consultant                Shares
-----------------------  -------------
Craig Brown              1,004,516
410 Broadway, Suite 203
Laguna Beach, CA 92651
-----------------------  -------------
Brian Eisberg            1,004,516
8 Vineyard Court
Navato, CA 94947
-----------------------  -------------
Michael Austin           1,004,516
1550 Bellwood
San Marino, CA 91108
-----------------------  -------------

4. On the same date, shares were issued to the sellers of the Flamingo 55 project in Las Vegas, Nevada. The name and address of the parties receiving these shares are as follows:

Name & Address            Number of Shares
------------------------  --------------
Woodbury-Viking Partnership
2330 Highland Ave.        250,000, Restricted
Las Vegas, NV 89102

5. On April 26, 2001, common stock was issued as part of the purchase price for the land acquisition in San Jacinto, California. The name and address of the party receiving those shares and the number of shares issued is as follows:

Name & Address            Number of Shares
------------------------  --------------
Perdico Properties Trust  1,300,000, Restricted
5670 S. Pecos
Las Vegas, NV 89120

6. On May 29, 2001, certain shares were issued to consultants as follows:

Name & Address           Number of Shares
-----------------------  --------------
Hudson Consulting Group  100,000, Restricted
268 West 400 South
Suite 300
Salt Lake City, UT 84101

As of June 30, 2001, there were a total of 14,710,182 common shares outstanding.

The following sets forth the number of shares of our Common Stock beneficially owned by (i) each person who, as of June 30, 2001, known by us to own beneficially more than five percent (5%) of our Common Stock and (ii) our officers and directors and (iii) officers and directors as a group.

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------
(i) Craig Brown                      1,041,183 Registered (5)         7.08%
    410 Broadway, Suite 203
    Laguna Beach, CA 92651

    Brian Eisberg                    1,004,516 Registered (5)         6.83%
    8 Vineyard Court
    Novato, CA 94947

    Michael Austin                   1,004,516 Registered (5)         6.83%
    1550 Bellwood
    San Marino, CA 91108

    Perdico Properties Trust         1,300,000 Restricted (5)         8.84%
    5670 S. Pecos
    Las Vegas, NV 89120

    Aliso Circle Irrevocable Inter
    Vivos Trust (4)                  8,000,000 Restricted (5)        54.38%
    1278 Glenneyre, Suite 212
    Laguna Beach, CA 92651

(ii) Officers and Directors
     The address for all officers and directors is 410 Broadway, 2nd Floor, Laguna Beach, CA 92651 unless otherwise noted

Robert Coberly                       401,833 Registered               2.73%

John Cruickshank                     394,384 Registered               2.68%

Stephan Reeder                       203,667 Registered               1.38%
3450 E. Russell Road
Las Vegas, NV 89120

Bob Eschwege                         310,000 Registered               2.10%
495 Raleigh Ave.
El Cajon, CA 92020

Scott Brake                          201,833 Registered               1.37%
15555 Huntington Beach Lane
Huntington Beach, CA 92647

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------

Denzel Harvey                        101,833 Registered               0.69%
325 South 200 East
Selina, UT 84654

David Edwards                        101,833 Restricted               0.69%
Westgate House
Long Melford
Suffolk, UK CO109DR

John Tanner                          101,833 Restricted               0.69%
Westgate House
Long Melford
Suffolk, UK CO109DR

(iii) Officers &
Directors as a group               9,817,216                         66.74%
(includes shares held
by Aliso Circle Trust)

(1) All ownership is beneficial and of record, unless indicated otherwise and includes shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) Discussions of related party transactions and relationships are where the recipient received less than 5% of the outstanding shares in Senior Care are discussed separately and broken out on an individual basis under the heading RELATIONSHIPS & RELATED TRANSACTIONS which follows in this prospectus.

(4) Mervyn A. Phelan, Jr., Trustee of the Aliso Circle Irrevocable Inter Vivos Trust is the son of Mervyn A. Phelan, Sr., Chief Executive Officer of Senior Care and Chairman of the Board of Directors. The beneficiaries of the Trust are Sharon Phelan, wife of Mervyn A. Phelan, Sr., the children and grand-children of Mervyn A. Phelan, Sr.

(5) Shares noted as being registered were registered by the filing of an S-8 Registration Statement and issuance of a prospectus for shares issued to officers, directors and consultants. Shares noted as being restricted were issued pursuant to Section 4(2) of the Securities Act of 1934, as amended and may only be sold under certain rules as generally described in Rule 144 which is described in detail elsewhere in this prospectus.

                      RELATED PARTY TRANSACTIONS & RELATIONSHIPS

Senior Care has issued stock to the following named persons & entities in exchange for assets or for consulting services rendered to the company:

Name            Date of Issuance   Number of Shares    Relationship    Value of
                                   After 30-1 reverse  To Senior Care  Shares at Issuance
-----------------------------------------------------------------------------------------
Madeline Farah  Aug.31, 1999       13,334              Asset purchase  $1,111,500
Aziz Holdings   Aug.31, 1999       13,334              Asset purchase  $1,111,500
Friendly Bear   Aug.31, 1999        3,500              Asset purchase  $  233,415
Signature Prop. Aug.31, 1999        3,667              Asset purchase  $  244,530
Pecos Russell   Aug.31, 1999        6,667              Asset purchase  $  444,600
Broadway Acacia Aug.31, 1999        6,667              Asset purchase  $  155,610
Evergreen Manor Aug.31, 1999       73,333              Asset purchase  $4,890,600
Bob Eschwege    May  1, 2000        5,000              Asset purchase  $  226,893
Shareholders
of Cyrus
Industries      May  1, 2000       25,000              Asset purchase  $1,223,107
Woodbury-Viking Apr.19, 2001      250,000              Asset purchase  $  250,000
Perdico Trust   Apr.26, 2001    1,300,000              Asset purchase  $1,300,000

In all of the transactions shown above, the issuance, delivery and sale of our common stock was made pursuant to the asset exchange exemption within the meaning of Section 4(2) of the Act; and we have issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding as reported by the foregoing table.

Senior Care also issued common stock for services to employees, others and to employees whereby certain employees were entitled to receive common stock during the year 2000 as follows [This does not include the issuance of stock to employees under the 2000 Stock Option Plan or the 2001 Stock Option Plan where the shares have been registered]:

Name            Date of Issuance   Number of Shares    Relationship    Value of
                                   After 30-1 reverse  To Senior Care  Shares at Issuance
-----------------------------------------------------------------------------------------
American Accounting
& Auditing, Inc.  Apr. 6, 2000      1,667              Consultant      $100,000
Brian Dvorak      Apr. 6, 2000        234              Attorney        $ 14,000
Defined Holding   Apr. 6, 2000      1,667              Consultant      $100,000
David Edwards     Apr.15, 2000      1,834              Director        $ 55,000
John Tanner       Apr.15, 2000      1,834              Director        $ 55,000
OTC Financial Grp.Apr.15, 2000        834              Consultant      $ 75,000
Hawke Group       Apr.15, 2000        334              Consultant      $ 30,000
Top 10 Financial  Aug.28, 2000        834 warrants     Consultant
Brian Eisberg     Dec. 1, 2000     11,667              Consultant      $ 10,500
Michael Austin    Dec. 1, 2000     11,667              Consultant      $ 10,500
Aliso Circle
Irrevocable Inter
Vivos Trust       Mar.12, 2001  8,000,000              Employment
                                                       Contract        $  8,000
David Edwards     Mar.12, 2001    100,000              Director        $    100
John Tanner       Mar.12, 2001    100,000              Director        $    100
Hudson Consulting
Group, Inc.       Apr.26, 2001    100,000              Consultant      $175,000


In addition, Senior Care sold the following unregistered securities to the person named, in the amounts, for the consideration and the dates indicated:

Name            Date of Issuance   Number of Shares    Relationship    Value of
                                   After 30-1 reverse  To Senior Care  Shares at Issuance
-----------------------------------------------------------------------------------------
European Equity July 8, 2000       4,715               None            $ 72,425
& Guarantee

In all of the transactions shown above, the issuance, delivery and sale of Senior Care common stock was made pursuant to the private offering exemption within the meaning of Section 4(2) of the Act; and we have issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding as reported by the foregoing table. All of the shares issued to European Equity & Guarantee and/or its clients contained a restrictive legend pursuant to Regulation S regarding sales of shares to offshore persons and entities.

Preferred stock which is convertible into common stock issued within the last three years
-----------------------------------------------

Senior Care has issued the following Preferred stock which is convertible into Common stock under certain circumstances and at certain specified times as follows:

SERIES A
--------
As of April 2, 1999 the Company had 34,500 of its Series A preferred stock, convertible at .12 shares of the Company's $0.001 par value common stock for 1 share of preferred. The Series A preferred shares have no preferences for the payment of dividends or liquidation preferences. Those shares were converted to 172,500 shares of common stock on April 5, 2000. There are presently no Class A Preferred shares outstanding.

SERIES B
--------
On April 30, 1999 as part of the East-West purchase the Company issued 400,000 shares of its Series B preferred stock, par value $0.001, convertible at 5 shares of common stock for each share of preferred stock converted. The Series B preferred shares have no preferences for the payment of dividends or liquidation preferences. The option to convert the stock to common shares was exercised on April 30, 2000. As of December 31, 2000, there were no Series B Preferred shares outstanding.

SERIES C
--------
The Company set up Series C preferred stock for the purpose of issuing stock in exchange for land in Tennessee. That transaction was canceled and the stock issued was voided. There is presently no Series C preferred stock outstanding.

SERIES D
--------
On October 3, 2000, Senior Care issued 2,000,000 shares of Series D preferred stock to Rent USA, Inc. in exchange for 5,000,000 shares of common stock in Rent USA, Inc. which was issued to Senior Care. The transaction had a stated value in the contract of $2,250,000. 5,000,000 shares of Rent USA represented 43.5% of the shares outstanding in that company as of the date of the transaction. On April 30, 2001, the shares of Rent USA were returned to that company and Senior Care received back the 2,000,000 shares of Series D preferred stock which was then placed into the treasury of the Company and cancelled.

SERIES E
--------
There are no shares of Series E preferred outstanding nor have any ever been issued of this series.

SERIES F
--------
On April 30, 2001, Senior Care issued 1,050,000 shares of Series F preferred stock to various Mexican subsidiaries of Tri-National Development Corporation in exchange for certain assets of those corporations. These Series F preferred shares are convertible into common stock over a period of 5 years, 20% of the number of shares held on the 24th month anniversary date of the issue and 20% thereafter on each 12th month anniversary date until all of the shares are converted. Each Series F preferred share converts into 20 common shares. Once converted, a total of 21,000,000 common shares will be issued with a maximum of 4,200,000 being convertible on April 28, 2003 and 4,200,000 being convertible on each 12th month anniversary date thereafter. However, Senior Care has the right to redeem these Series F preferred shares for cash in lieu of conversion and also has the right to reduce the number of shares by payment of debts of Tri-National which are owed to approximately 300 bond holders and to Capital Trust.

SERIES G
--------
Series G preferred will be issued pursuant to a tender offer which Senior Care has made to its shareholders under the terms of which shareholders of Senior Care are being offered 1 share of Series G preferred for each share of common stock which the shareholder owns in Senior Care. The Series G preferred shares convert into common shares at the rate of 60 common shares for every 1 preferred share, 20% of the number of shares owned becoming convertible at the end of each 12th month anniversary date of the issue. These shares will be registered and issued pursuant to the tender offer and prospectus. It is anticipated that there could be up to 300,000 shares of Series G preferred stock issued under the terms of the tender offer which originally was due to expire on August 10, 2001 but was extended to September 30, 2001. Once converted, a maximum of approximately 18,000,000 common shares would be issued over the 5 year period with a maximum of approximately 3,600,000 common shares being issued each year. The Company has filed an S-4 Registration Statement to register these shares with the Securities & Exchange Commission.

Prior to the actual making of the tender offer, Senior Care management agreed to issue restricted Series G preferred shares to Senior Care shareholders who complained about the 30 to 1 reverse split which took effect on March 15, 2001. These shares have the same terms as those offered by the tender offer and will become registered shares when the S-4 Registration Statement becomes effective. As of June 30, 2001, the Company had issued a total of 4,067 shares of Series G preferred.

                   FINANCIAL STATEMENTS OF SENIOR CARE

The audited Balance Sheet of Senior Care Industries, Inc., as of December 31, 1999 and December 31, 2000 and the related Statements of Operations, Stockholders' Equity and Cash Flows for those years then ended are attached hereto as Exhibit 13.1.

           SUPPLEMENTARY FINANCIAL STATEMENTS OF SENIOR CARE

The unaudited Balance Sheet of Senior Care Industries, Inc., as of March 31, 2000 and March 31, 2001 and the related Statements of Operations, Stockholders' Equity and Cash Flows for those years then ended are attached hereto as Exhibit 13.2.

            MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
                     & RESULTS OF OPERATIONS OF SENIOR CARE

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto.

Results of Operations
---------------------
The results of operations of Senior Care for the year ended December 31, 2000 compared to the year ended December 31, 1999 are discussed below as well as the operations of Senior Care for the six month period ended June 30, 2001 as compared to June 30, 2000 and the financial statements concerning operations for these periods which appear as exhibits to this Prospectus.

Revenues
--------

Presently, Senior Care receives income from rentals, sales of condominiums and sales of furniture from the manufacturing operation at Noble Concept Furniture.

For the year ended December 31, 2000 gross rental income totaled $687,320, and furniture sales totaled $5,282,355 compared with rental income of $100,428 for the year ended December 31, 1999. There was no income from furniture sales during 1999 because Senior Care did not purchase the furniture operations until January 1, 2000. As of December 31, 2000, there had been no condominium sales. Total gross income for the year ended December 31, 2000 was $5,974,619.

For the six month period ended June 30, 2001, Senior Care had a total of $4,630,402 income from all sources. This contrasts with total income from all sources of $2,910,076 for the six month period ended June 30, 2000. This breaks down to a total of $486,985 from rental income for the six month period ended June 30, 2001 as contrasted to a total of $281,263 in rental income for the six month period ended June 30, 2000. The reason for the increase in rentals came as a result of the completion of Pecos Russell Business Center in early 2001 resulting in greater rental income. Income from furniture sales totaled $2,658,862 for the six month period ended June 30, 2001 contrasted to income of $2,693,881 for the six month period ended June 30, 2000. Furniture sales were flat for both reporting periods. Sales of condominiums totaled $1,501,000 for the six month period ended June 30, 2001. There were no condominium sales during the year 2000.

Cost of Good Sold
-----------------

During 1999 Senior Care had no manufacturing operations and therefore, there was no cost of goods sold section on the income statement. For the year ended December 31, 2000, the cost of goods sold was $(746,157) from our furniture manufacturing operations.

Cost of goods sold totaled $(2,205,305) for furniture sales for the six month period ended June 30, 2001 as compared to $(1,967,336) for the six month period ended June 30, 2000. There was no significant difference between the reporting periods and the only differences shown resulted from the manner in which billings are received and processed for payment.

Cost of goods sold on the sale of condominiums totaled $(1,386,328) for the six month period ended June 30, 2001. There were no sales prior to April 1, 2001.

Operating Expenses
------------------

Selling, general and administrative costs were $(1,811,027) for the year ended December 31, 2000, as compared to $(140,892) for the year ended December 31, 1999. This increase was primarily attributed to the fact that the Senior Care only commenced operations in late 1999 and did not own the furniture manufacturing operation until January 1, 2000.

Selling, general and administrative costs were $(842,447) for the six month period ended June 30, 2001 as compared to $(697,746) for the period ended June 30, 2000. This increase was primarily attributed to the way in which Senior Care reports items which are included in general costs.

For the six month period ended June 30, 2000, Senior Care separately reported interest which is now has been capitalized on projects under construction or has been moved into cost of good sold. For this reason, it appears that there has been a significant increase in costs, when, in fact, the increase was insignificant.

Net Profit or loss
------------------

Senior Care had a net loss of $(71,361) for the year ended December 31, 2000. This contrasts with a net loss on operations for the year ended December 31, 1999 of $(213,652). The reduction in losses from year end 1999 to year end 2000 is primarily attributable to the fact that Senior Care had only limited rental income during 1999 whereas during the year 2000, the company had income from both rentals and furniture manufacturing to offset expenses leading to a reduction in the company's losses. During the year 2000, Senior Care completed construction on Pecos Russell Business Center resulting in increased rental income during 2000. The net loss for the year ended December 31, 2000 was ($.005) per share basic and diluted while the loss for the year ended December 31, 1999 was ($.05) per share, basic and diluted.

Senior Care had a net profit on operations of $35,278 for the six month period ended June 30, 2001 as compared to a net loss of $(173,044) for the six month period ended June 30, 2000. The difference is mainly attributable to the fact that Senior Care's operations have grown both from rental income and due to the fact that condominium sales have commenced.

Liquidity and Capital Resources
-------------------------------

To date, we have funded our capital requirements for our current from cash flows from our operations, from real estate construction loans and from equity lines of credit which the Company has available. Our cash position as of June 30, 2001 improved with an ending cash balance of $258,314 as compared to $30,239 as of June 30, 2000. This increase in cash was due generally to receipt of loan proceeds which Senior Care still had on hand at the end of the period. That cash position was further improved during the month of July, 2001 when Senior Care received a cash infusion of approximately $500,000 from a new credit line. This cash will be used for generally to complete entitlements on new development projects which Senior Care has undertaken. Net cash provided by operating activities totaled $814,319 for the period ended June 30, 2001 as compared to net cash used of $(191,799) for the period ended June 30, 2000. The reason for the difference comes as a result of Senior Care bringing its condominium complex in Los Angeles into inventory and out of construction in progress. Net cash used for investing activities totaled $(555,451) for the period ended June 30, 2001 as compared to $(1,508,565) for the period ended June 30, 2000. The difference came from actual cash used in the construction of real estate inventory for sale since the condominium complex in Los Angeles has been completed and new construction on other projects has not yet commenced. Net cash used in financing activities totaled $(20,182) for the period ended June 30, 2001 as compared to net cash provided by financing activities for the period ended June 30, 2000 of $1,605,030. This difference is accounted for by the fact that more cash was needed for construction in progress during the year 2000 than was necessary for the first six months of the year 2001.

In the immediate future, in order to fund our current working capital requirements, expand of our building program, we intend to seek an offering of equity securities by way of a private placement for funds up to a total of $15,000,000. Our ability to obtain this financing cannot be assured. Our growth is dependent on our ability to obtain such additional funding.

The present cash available, approximately $750,000 is sufficient for general operations of Senior Care for the next 12 months without the infusion of additional cash. This does not include the Noble furniture operations which are generally self sufficient and do not require any cash from Senior Care. This cash available will generally only be used for office overhead, salaries and other such general expenses which approximate $50,000 per month.

Senior Care does have the following commitments for capital at the present time. None of these are expected to be funded from the present cash reserves of the company.

Noble Furniture Leases
----------------------

The Company has an equipment lease on equipment used by Noble Furniture requiring payments of $320 per month which will expire in July, 2002.

Rent USA Equipment Leases
-------------------------

On January 23, 2001, Senior Care leased mining equipment which it in turn sub-leased to Equip USA, a wholly owned subsidiary of Rent USA. The leases were obtained and Senior Care agreed to become liable under the terms of the leases based upon Rent USA's representation that the equipment would be leased continually for at least the first two years to a single user under a written contract for the rental of the equipment. The obligations of the Company on these leases and the cost of the equipment leased were as follows:

Equipment                                  Cost           Monthly Payment
----------------------------------------------------------------------------
Nordberg 30x55 Jaw
Crusher & Cone                        $   796,535

9 Payments commencing 2/1/2001                               $ 25,000
50 Payments commencing 11/1/2001                               14,607

Superior Radial Stacker                    74,000

9 Payments commencing 2/1/2001                                  2,328
50 Payments commencing 11/1/2001                                1,367

2 Thunderbird Portable Conveyors          104,000

60 Payments commencing 4/25/2001                                1,762

Senior Care management discovered that after only three months use, the equipment was being returned to Senior Care by the end user and that Senior Care would have to find a new user for the equipment. By this time, Rent USA management who had expertise in the rental, repair, maintenance and operation of the equipment had left Rent USA, Rent USA was no longer doing any appreciable business and it appeared that Senior Care would be required to take over the entire equipment rental operation. Senior Care was unwilling to do so. Furthermore, management of Senior Care without the management of Rent USA, has no expertise in the equipment rental business. As a result, Senior Care negotiated with the original lessor of the equipment to find a new lessee for that equipment. It has also brought a lawsuit against all of the individuals and entities involved in this matter. Senior Care management has determined that the Company may suffer a loss as a result of the failure to honor all obligations under the terms of these leases. The extent of the loss is yet undetermined but is estimated to result in a one-time loss of approximately $300,000 at such time as Senior Care actually suffers the loss which will not be until such time as the equipment can be resold and a deficiency amount determined. The determination of the amount of the anticipated loss was determined after discussions with the lessors of the equipment leaseholds who have experience with the resale of this type of equipment.

Commitments on Baja California Properties
-----------------------------------------

Senior Care agreed when it purchased Plaza Rosarito, Tri-National agreed that it would allow Senior Care to repurchase $8,000,000 in value of Series F preferred stock to be used for the payment of Capital Trust who loaned Tri-National the money to purchase the Plaza Rosarito property initially. This stock repurchase is to be from the first sales proceeds from Plaza Rosarito.

Because of the recent injunctive proceedings brought by Capital Trust which could restrict Senior Care's ability to finance the development of Plaza Rosarito and the oceanfront property across the street from the shopping center, Senior Care is presently undertaking to purchase the judgment which Capital Trust has against Tri-National, and certain of its officers and directors.

Likewise, with respect to the Hills of Bajamar, Tri-National agreed that it would allow Senior Care to repurchase approximately $11,000,000 in value of Series F preferred stock to be used for the payment of bond holders, the bond holders' payments to come from the first sales of Hills of Bajamar lots and/or homes.

Senior Care also agreed to use its best efforts to register through an SB-2 Registration a debenture which would be issued to Tri-National's bond holders with the debenture being paid from the sale of lots and/or homes at the Hills of Bajamar.

Our Future Capital Requirements
-------------------------------

Our greatest cash requirements during the next two years will be the need for cash for real estate projects which generally will come from construction loans which the Company will obtain directly from bank lenders, to fund entitlements which are necessary to develop property prior to being able to obtain either land financing or construction financing and for capital requirements of Noble Furniture. Noble Furniture has a credit line from Celtic Capital which the Company believes will meet Noble's requirements for the immediate future. Funds required for the development of the properties acquired from Tri-National Development, Inc. will come from traditional real estate loans and from the private placement financing whereby Senior Care intends to raise up to $15,000,000.

Also, it should be noted that as of June 30, 2001, Senior Care had not yet arranged construction financing for its Flamingo 55 project. Also, it had not yet arranged construction financing for its San Jacinto project and did not have construction financing for its New Mexico senior apartment complex. Management is working to obtain construction financing for these projects from lending institutions. However, there is no assurance that such financing will be found. If Senior Care is not able to find the necessary financing, this would seriously impact Senior Care's ability to complete these planned projects. However, management believes that if it became impossible to find such financing, Senior Care could sell the projects to others and would not suffer any loss due to the enhancements to the value of those projects which Senior Care has already completed such as the recording of a plot map, completion of engineering and plan approval.

Subsequent to the next twenty-four months, we plan to finance our long-term operations and capital requirements with the profits and funds generated from the revenues from the sale of our condominiums, single family residences, from rents from our buildings including both commercial and residential properties and from profits in our manufacturing facility. We may obtain future funding through new private financings and public offerings of debt and equity securities and most certainly, will continue to borrow money from banks and savings institutions to continue construction projects and real estate development projects.

                  DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                     & FINANCIAL DISCLOSURE FOR SENIOR CARE

Senior Care is unaware of any disagreements with accountants on accounting principles or other matters and there have been no conditions placed upon the reports of any accountants engaged by Senior Care for the past two years.

            QUANTITATIVE & QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Senior Care has no debt instruments, forwards or future contracts, option contracts, swaps or complex instruments which would be subject to market risk. The Company has no stock investments in the market, holds no short positions on any security, has never written or purchased puts or call options, participated in swaps or purchased currency instruments, foreign or domestic, which would be subject to market risk.

Senior Care's real estate debt pays interest at fixed rates which are not subject to market changes in interest rates and as a result, the profit and cash flow of the Company is not affected by changing market rates.

         DESCRIPTION OF BUSINESS OF TRI-NATIONAL DEVELOPMENT CORPORATION

Tri-National's present business
-------------------------------

Tri-National presently holds stock in four Mexican corporations that, in turn, own a total of 1,050,000 shares of Series F preferred stock in Senior Care. Additionally, Tri-National has a residual interest in those properties when developed of 12% of the profits on the development of each of the properties until the Series F preferred shares have been converted into common stock of Senior Care or redeemed by Senior Care. Thereafter, the profits in the development fall to 7.5%.

Tri-National's most important asset is its option to purchase the Bajamar Ocean Front Resort located in Baja California, Mexico on the Pacific Ocean roughly 50 miles south of the San Diego border. This property is the subject of a June 1996 escrow established with Stewart Title Company of Houston, Texas. The escrow was opened with Desarrollos Urbanos Baja California, S.A., which is 1/2 owned by Grupo Situr, S.A., once the largest Mexican resort development- company in Mexico. Subsequent to the opening of the escrow, Grupo Situr's financial problems grew into a national issue and the Mexican government became involved with several banks involved with Grupo Situr in an attempt to work out the overall issues.

The escrow includes the existing 27 holes of golf, the existing 81-room hotel, the clubhouse, tennis courts, land and plans for an additional 102- room hotel with conference center, land and plans for an additional 9 holes of golf and approximately 300 acres of developed land for residential housing adjacent to the golf courses. The closing of this escrow is also important to the timeshare and/or fractional ownership program that is located on land separate from this escrow that was transferred to Senior Care in the package sold to them on April 30, 2001. The timeshare and/or fractional ownership program will benefit from a relationship with the adjacent golf courses and hotel.

Presently, Senior Care believes that Tri-National is without the ability to continue in business, has no cash, no income and no prospects for generating any income. All of its development projects are stalled because the company has no operating cash and no ability to borrow any money to obtain cash to complete the projects which it still owns or projects in which it may have an interest.

The history of Tri-National
---------------------------

The Company was founded in 1988 by Michael Sunstein and became a publicly traded Canadian corporation in 1989. Since then, the Company changed its original state of incorporation under the laws of the Province of British Columbia, Canada and on February 24, 1997 applied for Certificate of Registration and filed Articles of Continuation in the office of the Secretary of State of Wyoming. The Company is now incorporated under the laws of the state of Wyoming in accordance with W.S. 17-16-1710 without any break in corporate existence. The Company is publicly traded on the NASDAQ OTC BB under the symbol "TNAV" and under the symbol "TND" on the Hamburg Stock Exchange and the Frankfurt Stock Exchange. The Company maintains its executive offices in San Diego, California at 480 Camino Del Rio S., Suite 140 and its telephone number is 619-718-6370.

In February of 1998, the Company sold 50 acres of its Hills of Bajamar property to Netrom, Inc. of San Diego, California for $60,000 per acre for 1 million shares of NetRom's Convertible Preferred Stock, at a value of $3.00 per share, plus a construction and multi-year management contract. Senior Care was unable to locate this company, was unable to find any quotation for its stock or any filings which would indicate that the company is a fully reporting one.

In June of 1998, the Company sold 50 acres of its Hills of Bajamar property to Taig Ventures, Inc., a Utah corporation, for $60,000 per acre for 3,000,000 shares of Taig's Convertible Preferred Stock, at a value of $1.00 per share, plus a construction and multi-year management contract. Taig Ventures Inc., a telecommunications company that services emerging markets, is based and has operations in Vancouver, B.C. Senior Care has been unable to verify whether this stock has any value or whether Taig is presently continuing to operate in the area.

Alpine Gardens East (AGE) is a Nevada corporation created in January 1998 to focus on assisted living for senior citizens. In June of that year, Alpine obtained an interest in Youngstown Gardens in Phoenix. Senior Care has discovered that the Youngstown Garden complex was returned to the lender by way of foreclosure in July of 2001 and Alpine no longer has any interest in the property whatsoever.

In November of 1999, Tri-National acquired 22.68 acres of undeveloped land in Temecula, California for $4,300,000 for a combination of cash and notes. Included in the purchase of the land was a business plan, drawings, permits, approvals and zoning for a retirement, independent and assisted living campus. this project filed for protection under Chapter 11 of the Bankruptcy Code in Phoenix, Arizona in July of 2001.

Citizens Business Bank Lawsuit and $5,000,000 award
---------------------------------------------------

On August 14, 1998, Tri-National and its wholly owned subsidiary, MRI Grand Terrace, Inc., appeared in the Superior Court of San Bernardino before the Honorable Barry Plotkin, to hear Chino Valley Bank, now known as Citizens Business Bank (AMEX:CVB), attempt to attack the judgment of approximately $5,000,000 signed by Judge Plotkin on June 3, 1998. Tri-National successfully defeated the bank's motion for a new trial, as well as a motion for the Judge to set aside the jury's verdicts reached on May 7, 1998. In denying Citizens Business Bank's motions, the court upheld the jury's respective verdicts of 12 to 0 and 11 to 1, wherein they found the bank guilty of fraud and negligent misrepresentation in connection with the sale of the Grand Terrace Retirement Hotel to Tri-National and MRI Grand Terrace, Inc. in 1992. On August 17, 1998, the bank posted a $7.5 million bond to allow time to decide whether or not to start the appeal process. Post judgement interest against the bank continues at the rate of approximately $500,000 per year. Citizens Business Bank has a total net worth of approximately $100 million.

Additionally, Tri-National's motion for attorney fees and costs was heard and approved on September 25, 1998. On December 3, 1998, the court awarded the Company an additional $185,000. These costs are in addition to the existing $5,000,000 judgement for punitive and compensatory damages, including pre-trial interest.

The bank filed its appeal on June 16, 1999. Tri-National filed its answer to that appeal on September 16, 1999 and will let the Appellate Court proceed. Oral argument has been made before the Appellate Court and a decision is expected soon.

Listing on Frankfurt and Hamburg Stock Exchanges
------------------------------------------------

In May of 2000, the Company met the admission requirements and was accepted for listing on the Frankfurt Stock Exchange under the symbol "TND". This follows the admission to the Hamburg Stock Exchange in March of 2000. The Frankfurt listing now provides even greater exposure for the Company in Europe as it enables German and other European investors to trade the Company's stock on local platforms, which significantly reduces their trading costs. Berliner Freiverkehrs AG, a leading German brokerage firm, has have agreed to serve as market maker for the Company's stock.

             MARKET PRICE AND DIVIDENDS OF TRI-NATIONAL DEVELOPMENT

Presently, Tri-National has outstanding a total of 49,792,793 Common shares according to the Annual Report filed on August 14, 2001. All of these shares are the subject of the Tender Offer being made by Senior Care. These securities are traded on the Over the Counter Bulletin Board [OTC:BB] under the symbol TNAV. Over the last several weeks, this stock has traded at an average bid price of $.05 per share and an ask of $.06 per share. What appears below is a breakdown of the average high and low bid price over the last two years for Tri-National Common stock:

Period                 High       Low
-------------------------------------
2nd quarter 1999       $ .84     $ .40
3rd quarter 1999         .95       .43
4th quarter 1999         .65       .28

1st quarter 2000         .65       .25
2nd quarter 2000         .46       .25
3rd quarter 2000         .31       .14
4th quarter 2000         .10       .06

1st quarter 2001         .11       .06
2nd quarter 2001          .11       .05
3rd quarter 2001          .06       .03

Tri-National has paid no dividends of any kind since its stock has been traded. Tri-National filed a Registration Statement on December 30, 1999 registering 2,000,000 shares of Common stock pursuant to the 1998 Consultants & Employees Stock Option Agreement by the filing of an S-8 Registration Statement with the SEC. There have been no other registrations of stock within the last 3 years.

The market quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent the actual transactions

Senior Care has never purchased any stock in Tri-National nor do any officers or directors of Senior Care own any stock in Tri-National. However, Senior Care has purchased assets from Tri-National in exchange for preferred stock in Senior Care as discussed earlier in this prospectus.

                   FINANCIAL STATEMENTS OF TRI NATIONAL

The audited Balance Sheet of Tri National Development Corp., as of April 30, 2001 and April 30, 2000 and the related Statements of Operations, Stockholders' Equity and Cash Flows for those years then ended are attached hereto as Exhibit 13.3.

           SUPPLEMENTARY FINANCIAL STATEMENTS OF TRI NATIONAL

The financial statements for the interim period ended July 31, 2001 and the related Statement of Operations and Cash Flow for the quarterly period thus ended is Attached as Exhibit 13.4.

                 MANAGEMENTS' DISCUSSION & ANALYSIS OF FINANCIAL
          CONDITION & RESULTS OF OPERATIONS OF TRI-NATIONAL DEVELOPMENT

Introduction
------------

By March 31, 2001, Tri-National had run out of cash for operations and had substantial loans payable which were due and could not be timely paid. The Company had been unable to complete any of its development projects and, as a result, had little or no income. Furthermore, due to the fact that many of its payables were delinquent, it was unable to borrow any money to continue operations.

Capital Trust who had loaned the Company $8,500,000 for the purchase of properties in Mexico, had sued the Company and its officers and directors seeking a judgment for any and all amounts due to it. The judgment was obtained and was perfected in California late in 2000. Management then entered into an agreement with Capital Trust under the terms of which they would forebear levy and seizure of assets pending payment of a substantial part of the judgment no later than May 17, 2001.

Additionally, loans on the Youngstown and Temecula projects were in default. As noted above, the Youngstown project has been foreclosed and the Temecula project is presently in Chapter 11 bankruptcy.

Finally, bond holders who had loaned money to the Company through a private placement subscription on a nine month basis, were due their money totaling more than $11,000,000.

Because of the Company's poor credit rating, it was unable to borrow any money even though it had substantial assets, many of which were unencumbered.

Results of operations
---------------------

The results of operations of Tri-National as reported in their Annual Report filed on August 16, 2001 for the year ended April 30, 2001 as compared to the year ended April 30, 2000 which are the most recent reports for that company are stated below:

Revenues
--------

Tri-National reported revenues of $12,060 for the twelve months ended April 30, 2001 as compared to revenues of $194,579 for the twelve month period ended April 30, 2000.

Operating Expenses
------------------

Tri-National reported operating expenses for the twelve month period ended April 30, 2001 of $(2,732,680) as compared to $(6,186,738) for the twelve month period ended April 30, 2000. The company reported in its Annual Report that the reason for this reduction in operating expenses for the period ended April 30, 2001 resulted from the cessation of the Company's offering of its nine-month notes and associated legal, accounting and interest, and the resulting decrease in corporate note expense.

Operating Loss
--------------

for the twelve month period ended April 30, 2001, Tri-National had a net operating loss of $(8,540,199) or $(0.21) per share compared to a net operating loss of $(7,356,388) for the twelve month period ended April 30, 2000 or $(.20) per share.

Liquidity & Capital Resources
-----------------------------

Tri-National reported that as of April 30, 2001, it had cash of $8,969 as compared to cash of $81,294 as of April 30, 2000. Senior Care believes that the company presently has no cash available and no cash reserves other than from monies which may have been advanced to the company by its officers and directors to pay ongoing company expenses.

In its Annual Report filed on August 16, 2001, Tri-National reported that it had a net decrease in cash from the fiscal year ended April 30, 2001 of $(72,325) as compared to a net decrease in cash of $(379,729) for the fiscal year ended April 30, 2000. Net cash used by operating activities totaled $(2,078,152) for the year ended April 30, 2001, an decrease of from $(3,359,784) for the year ended April 30, 2000. This difference was attributable primarily to an decrease in interest and associated expenses paid on corporate Notes during the fiscal year ended April 30, 2001 as compared to the same period in 2000 according to the Tri-National Annual Report.

Net cash used by investing activities totaled $(310,381) during the year ended April 30, 2001, as compared to $(22,794,712) provided during the year ended April 30, 2000. This difference was reported to be primarily attributable to an increase in expenditures for the acquisition and development of the Plaza Rosarito and Youngtown Gardens.

Net cash provided by financing activities totaled $1,695,446 for the year ended April 30, 2001, represented a decrease from $25,774,767 for the year ended April 30, 2000. The decrease primarily attributable to construction financing and mortgages for the acquisition and development of the Company's properties, including Alpine Gardens East, Youngtown Gardens, Temecula Gardens, Carlsbad and San Marcos, California properties, the Hills of Bajamar, Plaza Rosarito and Portal Del Mar during the year ended April 30, 2000.

Cash Requirements
-----------------

As noted above, the Company has run out of cash and had no way to borrow or refinance any property in order to raise cash. It had needs for cash to complete all of its projects which were under construction. It had no income from any of these projects.

Though they have now changed their mind, management originally determined that it would be in the best interest of Tri-National to sell their Mexican holdings to Senior Care. They believed that the only way that the Company could survive would be to sell a portion of its property to an entity that would be able to complete those projects while hoping to maintain some participation for Tri-National in those developments.

The contracts which were reached with Senior Care answered these goals. Senior Care has purchased the Mexican properties and has agreed to assume the debt on those properties. Senior Care has also agreed to raise sufficient additional funds to complete the Plaza Rosarito shopping mall. Senior Care also intends to make an offer to Capital Trust to pay off Tri-National's obligation to them through the sales of property at Plaza Rosarito.

Additionally, Senior Care will offer to resolve the problem which Tri-National has with its bond holders. A full discussion of the plan to pay bond holders is set forth in the section discussing Terms of the Transaction beginning on Page 10 of this Prospectus.

                 DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING &
                FINANCIAL DISCLOSURE FOR TRI-NATIONAL DEVELOPMENT

Senior Care management is unaware of any disagreement with accountants on accounting or disagreements regarding financial disclosure for Tri-National Development. However, the reports of the Company's auditors contained the following warning in the Auditor's Report for Tri-National Development for the year ended April 30, 2001:

"The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 22 to the financial statements, the Company has suffered major losses from operations and has an excessive net working capital that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 22. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

                      DIRECTORS AND OFFICERS OF SENIOR CARE

Senior Care's Directors and Executive Officers, on June 30, 2001, their ages, positions held with the Company, length of time in such positions, and term of office are set forth below:


Name and Age          Current Position       Director Since     Officer Since
------------          ----------------       --------------     -------------
Mervyn Phelan, Sr. 60 Chairman, CEO          March 12, 2001     March 12, 2001
                      Director

Bob Coberly 33        Vice President,        August 31, 1999    VP since August 31, 1999
                      Chief Financial Officer,                  CFO since November 10, 2000
                      Treasurer                                 Treas. since March 12, 2001
                      Director

David Tsai 55         Vice President,                           August 31, 1999

John Cruickshank 60   Vice President                            VP since April 18, 2000
                      Secretary                                 Sec. since November 10, 2000
                      Director               March 12, 2001

Scott Brake 48        Director               August 31, 1999

David Edwards 52      Director               April 1, 2000

John Tanner 36        Director               April 1, 2000

Denzel Harvey 55      Director               April 1, 2000

Bob Eschwege 58       Vice President                            May 20, 2000


The principal occupations and positions for the past several years of each of our executive officers and directors are as follows:

Mervyn Phelan, Sr., Chairman, Chief Executive Officer, Director

Mr. Phelan is a licensed real estate broker in the State of California. Since 1988, he has been a business and lending consultant to a large number of small and mid-sized companies. He operates American Auditors who acted as a consultant and lender to Senior Care over the last two years. Mr. Phelan continues to be associated with that company spending about 80% of his time working on behalf of Senior Care and the balance of his time on other matters not associated with Senior Care. From approximately 1988 until 1997, during the nationwide recession, he specialized in the field of bankruptcy reorganizations. American Auditors is in the business of making loans to operating companies.

He has vast experience in the field of preparing businesses and their management team to break into normal financing channels even though the businesses may be financially challenged and under-capitalized. He pioneered innovative purchase and financing techniques for distressed property owners which effectively helped distressed sellers and provided value for new purchasers.

In 1985, Mr. Phelan purchased Camino Real Savings & Loan, renamed it First California Savings Bank and aggressively entered the field of apartment building and hospitality-related commercial lending. First California was began making super priority loans in Chapter 11 Bankruptcy cases, also known as priming liens, loans used to save property from liquidation. He has had no connection with the bank since 1991.

Mr. Phelan's career in the hospitality industry as a broker, business consultant and acquisition manager has spanned 35 years.

Scott Brake:  Director

Mr. Brake brings 30 years of business experience to the Board of Directors.

Mr. Brake's employment for the prior 5 year period has been as an independent business and financial consultant in Los Angeles, California.

David Tsai: Vice President

Mr. Tsai is a licensed architect. He graduated from Chung Yuan Christian College of Taiwan in 1967 and moved to California in 1969. After receiving his Masters Degree of Architecture at the University of California Berkeley in 1970, Mr. Tsai moved to Los Angeles and began his architectural career in the Southland.

Mr. Tsai's extensive commercial development and architectural experience derived from early years when he was employed by various renowned architectural firms in the Greater Los Angeles area. Mr. Tsai has participated in design work of landmark projects in Los Angeles, including the Downtown Hyatt Regency Hotel, the Broadway Plaza, and one of the tallest buildings in Los Angeles, the famous 60-story First Interstate Bank building.

In 1975, Tsai Development and Construction Corp. was founded. In 1977, due to increasing demand, an independent Development and Construction Division was formed, separated from the Architectural Division. He has since developed millions of square feet of commercial/retail, and thousands of multi- family residential units, senior units and single family homes. Mr. Tsai most recently created an efficient design for senior condominium projects and is under construction on numerous senior projects in the state of California, including Evergreen Manor, which is owned by Senior Care Industries Inc.

Mr. Tsai's employment for the prior 5 year period has been as the principal of Tsai Development and Construction, in Monterey Park, California. He is the principal designer and builder of the Evergreen Manor II owned by Senior Care. About 25% of Mr. Tsai's time is spent working on the affairs of Senior Care and the balance of that time in other pursuits.

Robert Coberly: Chief Financial Officer, Treasurer, Director

Mr. Coberly graduated Magna Cum Laude from the University of San Diego in 1990 with a degree in Business Administration with an emphasis on finance. He brings 8 years of real estate experience to the Senior Care Industries Inc., management team. Mr. Coberly will focus on retail and residential development with the company, utilizing his national network of contacts gained through his years with CB Commercial and Marcus & Millechap. Mr. Coberly has initiated and sold over $100,000,000 in real estate throughout the United States and will focus on the eastern U.S. for the Company. He is a licensed real estate broker.

Mr. Coberly's employment for the prior 5 year period has been as a real estate agent with CB Commercial and Marcus & Millechap, in Los Angeles, California. Recently, he relocated to Capital Realty in South Pasadena, California.
Mr. Coberly spends about 80% of his time working for Senior Care and the balance as a real estate broker.

John Cruickshank, Senior Vice President, Secretary, Director

Mr. Cruickshank is a graduate of the University of Vermont and Boston College Law School. For the last 10 years he has been a business consultant working mainly in connection with the law offices of Lawrence R. Young & Associates, P.C. in Downey, California as a consultant to Mr. Young's clients on business affairs. He left that position and joined Senior Care in April of 2000.

David Edwards, Director

David Edwards resides in London, England and is in the international antiques importing business. He was born in London in 1948 and attended school at St. Georges. He was for many years the owner and operator of six major licensed premises in London. He is now retired from that business and spends most of his time in charitable endeavors including acting as trustee and vice-chair of the national charity for children suffering from cancer, the Lennox Appeal, is a member of the Sudbury Rugby Football Club and trustee of the Mountview Drama School.

John Tanner, Director

John Tanner was born in 1964 in Dublin, Ireland, was educated at the Delasalle Brother's School, embarked on a career in hotel management after attending the Royal Marine Hotel Management Course. He presently resides in East Anglia in the United Kingdom and maintains a large stable of horses, trains horses and is a member of the British Show Hack & Riding Association and the British Sports Horse Society. He competes in various horse shows and rides the hunt with the Thorlow in Suffock and, has been awarded a number of hunt buttons by four other hunts in the British Isles.

He presently is also in the antique business, has developed a serious interest in architecture and design. After rebuilding and remodeling Westgate House in Long Melford, he found himself rebuilding and redesigning houses of significance in England, Ireland, Spain and Germany.

Denzel Harvey, Director

Denzel Harvey has been for the last twenty years the owner and operator of Northland Rental & Supply, a heavy equipment rental company in San Dimas, California. He is the brother of Al Harvey, the founder of Rent USA, Inc.

Bob Eschwege, Vice President and Manager of Noble Furniture

Mr. Eschwege founded Noble Furniture in 1989 and has been with the Company since its inception. He handles all aspects of oversight of manufacture, design, and distribution. He is a master furniture and cabinet maker whose expertise goes far beyond the manufacturing of furniture to the showing and sale of the product to distributors nationwide.

                EXECUTIVE COMPENSATION OF OFFICERS AND DIRECTORS

The following table sets forth the Summary Compensation Table for all of Senior Care's officers and directors who served during the last three fiscal years. No other compensation not covered in the following table was paid or distributed by the Company to such persons during the period covered. Employee Directors receive stock options for service on the Board of Directors.

    Name                    Annual                      Awards          Payouts
& Position                  Comp.
------------------------------------------------------------------------------------------
              Year      Salary    Bonus   Other             Restricted       LTIP    Other
                                          Compensation  Stock      Options

Richard Hart 1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-       1,833     -0-      -0-
             2001        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Martin
Richelli     1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-         933     -0-      -0-
             2001        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Denzel
Harvey       1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2000        -0-       -0-       -0-          -0-       1,833     -0-      -0-
             2001        -0-       -0-       -0-          -0-     100,000     -0-      -0-

David Tsai   1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2000        -0-       -0-       -0-          -0-        1,833    -0-      -0-
             2001        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Stephen
Reeder       1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
CEO          1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000       65,000     -0-       -0-          -0-        3,834    -0-      -0-
             2001       10,000     -0-       -0-          -0-      200,000    -0-      -0-

Bob Coberly  1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-        1,833    -0-      -0-
             2001       45,000     -0-       -0-          -0-      400,000    -0-      -0-
John
Cruickshank  1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999 (1)    -0-       -0-       -0-          -0-          -0-    -0-      -0-
Secretary    2000       38,850     -0-       -0-          -0-        1,833    -0-      -0-
             2001       80,000     -0-       -0-          -0-      400,000    -0-      -0-

Scott Brake  1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-        1,833    -0-      -0-
             2001        -0-       -0-       -0-          -0-      200,000    -0-      -0-

Al Harvey    1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Former       1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-        1,833    -0-      -0-
             2001        -0-       -0-       -0-          -0-          -0-    -0-      -0-

                                       55






    Name                    Annual                      Awards          Payouts
& Position                  Comp.
------------------------------------------------------------------------------------------
              Year      Salary    Bonus   Other             Restricted       LTIP    Other
                                          Compensation  Stock      Options

Bob Eschwege 1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
V.P.         1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Plant Mgr.   2000       66,000     -0-       -0-          -0-        1,833    -0-      -0-
             2001       44,000     -0-       -0-          -0-      300,000    -0-      -0-
David
Edwards      1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2000        -0-       -0-       -0-         1,833         -0-    -0-      -0-
             2001        -0-       -0-       -0-       100,000         -0-    -0-      -0-

John Tanner  1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2000        -0-       -0-       -0-         1,833         -0-    -0-      -0-
             2001        -0-       -0-       -0-       100,000         -0-    -0-      -0-

Mervyn
Phelan       1998        -0-       -0-       -0-          -0-          -0-    -0-      -0-
CEO          1999        -0-       -0-       -0-          -0-          -0-    -0-      -0-
Director     2000        -0-       -0-       -0-          -0-          -0-    -0-      -0-
             2001        -0-       -0-       -0-     8,000,000 (2)     -0-    -0-      -0-


(1) Prior to becoming an officer or director of Senior Care, John Cruickshank received compensation of 50,000 pre-reverse split shares of common stock in lieu of cash for consulting services during 1999.

(2) Mervyn A. Phelan, Jr., Trustee of the Aliso Circle Irrevocable Inter Vivos Trust is the son of Mervyn A. Phelan, Sr., Chief Executive Officer of Senior Care and Chairman of the Board of Directors. The beneficiaries of the Trust are Sharon Phelan, wife of Mervyn A. Phelan, Sr., the children and grand-children of Mervyn A. Phelan, Sr.

                      EXPENSES OF ISSUANCE AND DISTRIBUTION
                          OF PROSPECTUS & TENDER OFFER

Senior Care will pay all expenses in connection with this tender offer including the issuance of your stock and warrants. You may be required to pay your broker a nominal fee to transfer your stock to First American Stock Transfer, the depository who will be accepting your tendered shares. We do not believe that you would have to pay any commission to your broker on this transaction.

As we have noted earlier in this prospectus, you will be required to pay a transfer fee when you exercise your warrant and receive common stock in Senior Care.

That fee is a flat fee of $15 to handle the surrender of each warrant certificate. You will also pay a fee of $10 to issue each common stock certificate you require. This fee is the same whether you have 1 warrant or 5,000 warrants which you wish to exercise.

You need to realize that the effect of the fee is far greater for those having a few warrants as opposed to those having a large number of warrants. You need to consider this additional cost when determining whether you want to accept this tender offer.

The estimated costs to the Company directly attributable to this Tender Offer are as follows:

Legal Fees                 $   5,000
Accounting Fees               18,500
Mailing & Postage             18,000
Stock Transfer Fees           10,000
                           ---------
Total Costs:               $  51,500

                  EXHIBITS & FINANCIAL STATEMENT SCHEDULES

The following exhibits and financial statement schedules are attached to this prospectus for your information:

Exhibit 5.1     Legal Opinion of Richard A. Mata, Esq.

Exhibit 13.1 Audited Financial Statements of Senior Care for periods ended December 31, 2000 and December 31, 1999

Exhibit 13.2 Unaudited Interim Financial Statements of Senior Care for Periods ended June 30, 2001 and June 30, 2000

Exhibit 13.3 Audited Financial Statements of Tri-National Development for the Periods ended April 30, 2001 and April 30, 2000

Exhibit 13.4 Unaudited Interim Financial Statements for Tri-National for Periods ended July 31, 2001 and July 31, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.
------------------------------------------

Indemnification of Directors and Officers is included in the prospectus as required by Item 702 of Regulation S-K.

Exhibits & Financial Statement Schedules not included in
Prospectus
--------------------------------------------------------

Exhibit 3.1     Articles of Incorporation of Senior Care

Exhibit 3.2     Agreement of Merger

Exhibit 3.3     By-Laws of Senior Care

Exhibit 5.2    Legal Opinion re: Hills of Bajamar

Exhibit 5.3    Legal Opinion re: Plaza Resort Timeshares

Exhibit 5.4.   Legal Opinion re: Plaza Rosarito

Exhibit 5.5    Legal Opinion re: Portal Del Mar

Exhibit 10.1   Asset Purchase Agreement Between Tri-National and Senior Care

Exhibit 10.2   Tender Offer Agreement

Exhibit 10.3   Hills of Bajamar Contract

Exhibit 10.4   Portal Del Mar Contract

Exhibit 10.5   Plaza Del Sol and Beachfront Land Contract

Exhibit 10.6   Plaza Resorts Contract

Exhibit 23.1 Consent of Don Harrison for inclusion of audited financial Statements of Senior Care for periods ended December 31, 1999 & December 31, 2000 and for inclusion of audited financial Statements for Tri-National Development for the periods ended April 30, 2001 and April 30, 2000

Exhibit 23.2    Consent of Richard A. Mata, Esq. contained in Exhibit 5.1

Exhibit 99      Financial Statements of Rent USA, Inc.

Undertakings.
-------------

a. Rule 415 Offering. Senior Care will file:

  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing,, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range will be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

b. Request for acceleration of effective date. If Senior Care requests acceleration of the effective date of the registration statement under Rule 461 under the Securities Act, include the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c. Senior Care will:

(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act ("230.424(b)(1), (4) or 230.497(h)) as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Issuer certifies that it has reasonable grounds to believe that is meets all of the requirements for filing of this S-4 Registration Statement and has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Laguna Beach, State of California, on August 29, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director

     /s/ John W. Cruickshank
     ------------------------------
     Secretary & Director

     /s/ Scott Brake
     ------------------------------
     Vice President & Director